Exhibit 99.1

CURALEAF HOLDINGS, INC.

Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements

As of and for the Three Months Ended

March 31, 2022 and 2021

(Expressed in Thousands United States Dollars Unless Otherwise Stated)

Notice to Reader

Curaleaf Holdings, Inc. (the “Company”, “Curaleaf” or the “Group”) now prepares its financial statements filed with the Canadian Securities Administrators and with the Securities and Exchange Commission in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). As required pursuant to section 4.3(4) of National Instrument 51-102 - Continuous Disclosure Obligations, the Company must restate its amended and restated condensed consolidated interim financial statements for the three months ended March 31, 2022 and 2021 (the “Amended and Restated Interim Financial Statements”) in accordance with U.S. GAAP, such Amended and Restated Interim Financial Statements having previously been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board. The Amended and Restated Interim Financial Statements are current as of March 31, 2022 and provide financial information for the three months ended March 31, 2022, as amended and restated on May 1, 2023, solely to reflect the fact that the Amended and Restated Interim Financial Statements are now prepared in accordance with U.S. GAAP. Other than as expressly set forth above, the Amended and Restated Interim Financial Statements do not, and do not purport to, update or restate the information in the original unaudited condensed consolidated financial statements or reflect any events that occurred after the date of the filing of the original unaudited condensed consolidated financial statements.

Page(s)

Amended and Restated Condensed Interim Consolidated Financial Statements

Amended and Restated Condensed Interim Consolidated Balance Sheets	1

Amended and Restated Condensed Interim Consolidated Statements of Operations (Unaudited)	2

Amended and Restated Condensed Interim Consolidated Statements of Comprehensive Loss	3

Amended and Restated Condensed Interim Consolidated Statements of Shareholders’ Equity	4

Amended and Restated Condensed Interim Consolidated Statements of Cash Flows (Unaudited)	5

Notes to Amended and Restated Condensed Interim Consolidated Financial Statements	6-44

Curaleaf Holdings, Inc.

Amended and Restated Condensed Interim Consolidated Balance Sheets

(in thousands)

		As of
	Note	March 31, 2022	December 31, 2021
		Unaudited	Audited
Assets
Current assets:
Cash and cash equivalents		$242,598	$299,329
Accounts receivable, net	3	65,201	60,425
Inventories, net	5	282,045	248,146
Assets held for sale	6	97,644	80,736
Prepaid expenses and other current assets		44,534	35,670
Current portion of notes receivable	7	2,462	2,315
Total current assets		734,484	726,621
Deferred tax asset		2,276	2,155
Notes receivable	7	—	842
Property, plant and equipment, net	8	545,940	525,825
Right-of-use assets, finance lease	9	119,789	103,035
Right-of-use assets, operating lease	9	83,359	76,048
Intangible assets, net	10	1,201,197	1,036,054
Goodwill	10	665,509	605,834
Investments		4,109	4,401
Other assets	4	52,472	24,256
Total assets		$3,409,135	$3,105,071

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	21	$69,880	$26,751
Accrued expenses		95,074	86,966
Income tax payable		182,018	139,172
Lease liability, finance lease	9	6,336	4,565
Lease liability, operating lease	9	14,749	12,745
Current portion of notes payable	11	1,989	1,966
Current contingent consideration liability	4, 21	28,807	9,155
Liabilities held for sale	6	22,672	18,581
Financial obligation	9	3,834	4,171
Other current liabilities		12,229	12,168
Total current liabilities		437,588	316,240
Deferred tax liability		294,836	257,784
Notes payable	11	605,015	457,917
Lease liability, finance lease	9	121,088	109,712
Lease liability, operating lease	9	74,493	65,498
Contingent consideration liability	4, 21	—	28,839
Financial obligation	9	157,959	153,559
Other long-term liability		85,573	50,429
Total liabilities		1,776,552	1,439,978

Temporary Equity:
Redeemable non-controlling interest contingency	13	115,560	118,972

Shareholders’ equity:
Additional paid-in capital		2,058,358	2,047,534
Treasury shares		(5,208)	(5,208)
Accumulated other comprehensive income		(10,177)	(6,744)
Accumulated deficit		(525,950)	(489,461)
Total shareholders’ equity		1,517,023	1,546,121
Total liabilities and shareholders’ equity		$3,409,135	$3,105,071

The accompanying notes are an integral part of these amended and restated unaudited condensed interim consolidated financial statements.

Curaleaf Holdings, Inc.

Amended and Restated Condensed Interim Consolidated Statements of Operations

(in thousands, except for share and per share amounts)

		Three months ended March 31,
	Note	2022	2021
Revenues:
Retail and wholesale revenues		$309,117	$259,883
Management fee income		1,253	437
Total revenues		310,370	260,320
Cost of goods sold		150,120	132,866
Gross profit		160,250	127,454
Operating expenses:
Selling, general and administrative	15	105,144	83,759
Share-based compensation	14	7,672	5,748
Depreciation and amortization	8, 9, 10	27,146	17,300
Total operating expenses		139,962	106,807
Income from operations		20,288	20,647
Other income (expense):
Interest income		59	88
Interest expense	11	(13,146)	(11,903)
Interest expense related to lease liabilities and financial obligations	9	(7,332)	(6,232)
Other income, net	16	1,310	(299)
Total other expense, net		(19,109)	(18,346)
Income before provision for income taxes		1,179	2,301
Income tax expense		(39,443)	(28,862)
Net loss		(38,264)	(26,561)
Less: Net loss attributable to non-controlling interest		(1,775)	—
Net loss attributable to Curaleaf Holdings, Inc.		$(36,489)	$(26,561)

Loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	17	$(0.05)	$(0.04)
Weighted average common shares outstanding – basic and diluted	17	708,897,273	682,041,420

The accompanying notes are an integral part of these amended and restated unaudited condensed interim consolidated financial statements.

Curaleaf Holdings, Inc.

Amended and Restated Condensed Interim Consolidated Statements of Comprehensive Loss

(in thousands)

	Three months ended March 31,
	2022	2021
Net loss	(38,264)	(26,561)
Foreign currency translation differences	(5,070)	—
Total comprehensive loss	(43,334)	(26,561)
Less: Comprehensive loss attributable to non-controlling interest	(3,412)	—
Comprehensive loss attributable to Curaleaf Holdings, Inc.	$(39,922)	$(26,561)

The accompanying notes are an integral part of these amended and restated unaudited consolidated financial statements

Curaleaf Holdings, Inc.

Amended and Restated Condensed Interim Consolidated Statements of Shareholders’ Equity (Unaudited)

(in thousands, except for share amounts)

						Accumulated		Total Curaleaf		Redeemable
	Redeemable	Common Shares		Additional		Other		Holdings Inc.	Non-	Non-Controlling	Total
	Noncontrolling	Number of Shares		Paid-in	Treasury	Comprehensive	Accumulated	Shareholders'	Controlling	Interest	Shareholders'
	Interest	SVS	MVS	Capital	Shares	Loss	Deficit	Equity	Interest	Contingency	Equity
Balances as of December 31, 2020	$—	569,831,140	93,970,705	$1,563,262	(5,208)	$—	$(280,691)	$1,277,363	$2,093	$(2,694)	$1,276,762
Issuance of shares in connection with public offering	—	18,975,000	—	240,572	—	—	—	240,572	—	—	240,572
Exercise of stock options	—	3,633,007	—	1,627	—	—	—	1,627	—	—	1,627
Share-based compensation	—	—	—	5,748	—	—	—	5,748	—	—	5,748
Net loss	—	—	—	—	—	—	(26,561)	(26,561)	—	—	(26,561)
Balances as of March 31, 2021	$—	592,439,147	93,970,705	$1,811,209	$(5,208)	$—	$(307,252)	$1,498,749	$2,093	$(2,694)	$1,498,148

Balances as of December 31, 2021	$118,972	614,369,729	93,970,705	$2,047,534	(5,208)	$(6,744)	$(489,461)	$1,546,121	$—	$—	$1,546,121
Issuance of shares in connection with acquisitions	—	—	—	—	—	—	—	—	—	—	—
Acquisition earnout share issuance	—	331,900	—	2,689	—	—	—	2,689	—	—	2,689
Foreign currency exchange variance	(1,637)	—	—	—	—	(3,433)	—	(3,433)	—	—	(3,433)
Exercise and forfeiture of stock options	—	1,139,861	—	463	—	—	—	463	—	—	463
Share-based compensation	—	—	—	7,672	—	—	—	7,672	—	—	7,672
Net loss	(1,775)	—	—	—	—	—	(36,489)	(36,489)	—	—	(36,489)
Balances as of March 31, 2022	$115,560	615,841,490	93,970,705	$2,058,358	(5,208)	$(10,177)	$(525,950)	$1,517,023	$—	$—	$1,517,023

The accompanying notes are an integral part of these amended and restated unaudited condensed consolidated financial statements.

Curaleaf Holdings, Inc.

Amended and Restated Condensed Interim Consolidated Statements of Cash Flows (Unaudited)

(in thousands)

	Three months ended March 31,
	2022	2021
Cash flows from operating activities:
Net Loss	$(38,264)	$(26,561)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	37,000	25,010
Share-based compensation	7,672	5,748
Non-cash interest expense	1,808	846
Amortization of operating lease right-of-use assets	3,418	2,868
Loss on sale or retirement of asset	(132)	729
(Gain) loss on investment	(624)	—
Deferred taxes	9	(7,471)
Changes in assets and liabilities:
Receivables	(2,219)	(3,881)
Inventories	(31,583)	(28,277)
Prepaid expenses and other current assets	(10,836)	(15,862)
Other assets	(28,412)	5,990
Accounts payable	35,755	1,895
Income taxes payable	72,151	33,077
Operating leases, net (right-of-use asset acquisitions and disposals)	—	—
Operating lease liabilities	(3,149)	(2,666)
Accrued expenses	3,026	(1,060)
Net cash provided by (used in) operating activities	45,620	(9,615)

Cash flows from investing activities:
Purchase of property, plant and equipment, net	(29,954)	(31,425)
Proceeds from consolidation of acquisitions	18,867	—
Acquisition related cash payments	(86,776)	—
Payments received on notes receivable	(148)	—
Note receivable from third party	1,417	—
Amounts advanced for notes receivable	—	(4)
Net cash used in investing activities	(96,594)	(31,429)

Cash flows from financing activities:
Proceeds from financing agreement	—	49,930
Debt issuance costs	—	(681)
Proceeds from financing transactions	—	2,419
Lease liability payments	(991)	(974)
Principal payments on notes payable and financing liabilities	(1,322)	(3,625)
Prepayment penalties on retired notes payable	—	—
Remittances of statutory withholdings on share-based payment awards	(3,039)	(7,172)
Exercise of stock options	463	1,627
Issuance of common shares, net of issuance costs	—	240,569
Net cash (used in) provided by financing activities	(4,889)	282,093

Net (decrease) increase in cash	(55,863)	241,049
Cash beginning balance	299,329	73,542
Effect of exchange rate on cash	(868)	—
Cash and cash equivalents	$242,598	$314,591

Non-cash investing & financing activities:
Issuance of notes in connection with acquisitions	$145,433	$—
Contingent consideration incurred in connection with acquisitions	2,071	—

Supplemental disclosure of cash flow information:
Cash paid for taxes	$2,018	$(171)
Cash paid for interest	172	332

The accompanying notes are an integral part of these amended and restated unaudited condensed interim consolidated financial statements.

Curaleaf Holdings, Inc.

Notes to Amended and Restated Condensed Interim Consolidated Financial Statements (Unaudited)

(in thousands, except for gram, share and per share amounts)

Note 1 — Operations of the company

Curaleaf Holdings, Inc. (the “Company”, “Curaleaf'' or the "Group"), formerly known as Lead Ventures, Inc. (“LVI”), formerly known as Lead Ventures, Inc. (“LVI), was incorporated under the laws of British Columbia, Canada on November 13, 2014. Curaleaf operates as a life science company developing full scale cannabis operations, with core competencies in cultivation, manufacturing, dispensing, and cannabis research.

On October 25, 2018, the Company completed a reverse takeover transaction, and completed a related private placement which closed one day prior on October 24, 2018 (collectively, the “Business Combination”). Following the Business Combination, the Company’s subordinate voting shares (“SVS”) were listed on the Canadian Securities Exchange (“CSE”) under the symbol “CURA” and quoted on the OTCQX ® Best Market under the symbol “CURLF”. The head office of the Company is located at 420 Lexington Ave, New York, New York 10170. The Company’s registered and records office address is located at Suite 1700-666 Burrard Street, Vancouver, British Columbia, Canada.

On April 7, 2021, the Company established an overseas subsidiary named Curaleaf International Holdings Limited (“Curaleaf International”) together with a strategic investor who provided initial capital for a 31.5% equity stake in Curaleaf International (the “Curaleaf International Transaction”). Subsequently, Curaleaf International acquired EMMAC Life Sciences Limited (“EMMAC”), the largest vertically integrated independent cannabis company in Europe (see Note 4 — Acquisitions).

For the purposes of these amended and restated unaudited condensed interim consolidated financial statements (the “Amended and Restated Interim Financial Statements”), the terms “Company” and “Curaleaf” mean Curaleaf Holdings, Inc. and, unless otherwise indicated, includes its subsidiaries. Any references to the cultivation, processing, manufacturing, extraction, retail operations, dispensing or distribution of cannabis, logistics, or similar terms specifically relate only to the Company’s licensed subsidiary entities. Operations of the licensed subsidiary entities are dependent on each entity’s license type, and the applicable local law and associated regulations.

Note 2 — Basis of presentation

The Amended and Restated Interim Financial Statements have been prepared in accordance with ASC 270 - Interim Reporting. The Company is reissuing Amended and Restated Interim Financial Statements previously prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) following the Company’s adoption of accounting principles generally accepted in the United States of America (“GAAP”) as issued by the Financial Accounting Standards Board (“FASB”) for the 2022 and comparative 2021 annual consolidated financial statements. The Company’s significant accounting policies and methods of application are described in Summary of Significant Accounting Policies in the annual audited consolidated financial statements of the Company as of and for the years ended December 31, 2022 and 2021. The Amended and Restated Interim Financial Statements have been prepared consistent with those accounting policies. All comparable periods contained herein, which were previously presented in IFRS, have been converted to GAAP.

GAAP differs in some respects from IFRS and thus may not be comparable to financial statements of Canadian companies that are prepared in accordance with IFRS. Due to differences in accounting treatments between IFRS and U.S. GAAP, amounts historically reported for the Company’s financial position, operating results, and cash flows under IFRS changed from those which are currently reported under U.S. GAAP in these Amended and Restated Interim Financial Statements. Although the Company has sought its accounting treatment and disclosures to align with those required under IFRS and GAAP so as to minimize the differences, these Amended and Restated Interim Financial Statements do not include any explanation of the principal differences or any reconciliation between IFRS and GAAP.

Functional and presentation currency

The Company’s and its United States (“U.S.”) subsidiaries’ functional currency, is the U.S. dollar (“USD”). These Amended and Restated Interim Financial Statements are presented in thousands USD unless otherwise stated. The Company’s international subsidiaries’ functional currencies, are the Sterling Pound, the Euro, and the Swiss Franc. The financial statements of the Company’s international subsidiaries are translated to USD using the period’s average rate for profit and loss amounts and the period end rate for balance sheet items. Gains and losses resulting from foreign currency translation adjustments are recognized within accumulated other comprehensive income, which is a component of equity. Transactional exchange gains and losses are included in Other income (expense), net.

Basis of consolidation

These Amended and Restated Interim Financial Statements include the financial information of the Company and its majority-owned or controlled subsidiaries. All intercompany balance and transactions are eliminated in consolidation. The Company consolidates legal entities in which it holds a controlling financial interest. The Company follows a two-tier consolidation assessment model, first focusing on a qualitative assessment of the Company’s ability to exercise power over significant activities and have exposure to potentially significant benefits or losses (the variable interest model), and second focusing on voting rights (the voting interest model). All entities are first evaluated to determine if they are variable interest entities (“VIEs”). If an entity is determined not to be a VIE, it is assessed on the basis of voting and other decision-making rights under the voting interest model. The Company has determined that they possess the power to direct activities of their consolidated VIEs through management service agreements (see Note 22 — Variable interest entities), or other similar arrangements.

The following are the accounts of the Company and its subsidiaries and other entities consolidated on a basis other than of ownership in these Amended and Restated Interim Financial Statements:

Business name	Operations Location	March 31, 2022 Ownership %	December 31, 2021 Ownership %
CLF AZ, Inc.	AZ	100%	100%
CLF NY, Inc.	NY	100%	100%
Curaleaf CA, Inc.	CA	100%	100%
Curaleaf KY, Inc.	KY	100%	100%
Curaleaf Massachusetts, Inc.	MA	100%	100%
Curaleaf MD, LLC	MD	100%	100%
Curaleaf OGT, Inc.	OH	100%	100%
Curaleaf PA, LLC	PA	100%	100%
Curaleaf, Inc.	MA	100%	100%
Focused Investment Partners, LLC	MA	100%	100%
CLF Maine, Inc.	ME	100%	100%
PalliaTech CT, Inc.	CT	100%	100%
CLF Oregon, LLC (formerly PalliaTech OR, LLC)	OR	100%	100%
PalliaTech Florida, Inc.	FL	100%	100%
PT Nevada, Inc.	NV	100%	100%
CLF Sapphire Holdings, Inc.	OR	100%	100%
Curaleaf NJ II, Inc.	NJ	100%	100%
Focused Employer, Inc.	MA	100%	100%
GR Companies, Inc.	IL	100%	100%
CLF MD Employer, LLC	MD	100%	100%
Curaleaf Columbia, LLC (formerly HMS Sales, LLC)	MD	100%	100%
MI Health, LLC	MD	100%	100%
Curaleaf Compassionate Care VA, LLC	VA	100%	100%
Curaleaf UT, LLC	UT	100%	100%
Curaleaf Processing, Inc	MA	100%	100%
Virginia's Kitchen, LLC	CO	100%	100%
Cura CO LLC	CO	100%	100%
Curaleaf Stamford, Inc.	CT	100.0%	100.0%
Curaleaf International Holdings Limited	Guernsey	68.5%	68.5%
CLF MD Processing, LLC	MD	—	—
Windy City Holding Company, LLC	IL	—	—
Grassroots OpCo AR, LLC	IL	—	—
Remedy Compassion Center, Inc	ME	—	—
Primary Organic Therapy, Inc (d/b/a Maine Organic Therapy)	ME	—	—

All intercompany balances and transactions are eliminated on consolidation.

Non-controlling interests (“NCI”)

Non-controlling interests in consolidated subsidiaries represent the component of equity in consolidated subsidiaries held by third parties. Any change in ownership of a subsidiary while the controlling financial interest is retained is accounted for as an equity transaction between the controlling and non-controlling interests. In addition, when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary will be initially measured at fair value and the difference between the carrying value and fair value of the retained interest will be recorded as a gain or loss.

Non-controlling interests with redemption features, such as put options, that are not solely within the Company’s control are considered redeemable non-controlling interests. Redeemable non-controlling interests are considered to be temporary equity and are reported in the mezzanine section between total liabilities and shareholders’ equity in the Amended and Restated Condensed Interim Consolidated Balance Sheets. Redeemable non-controlling interests are recorded at the greater of carrying value, which is adjusted for the non-controlling interests’ share of net income or loss, or estimated redemption value at each reporting period. If the carrying value, after the income or loss attribution, is below the estimated redemption value at each reporting period, the Company remeasures the redeemable non-controlling interests to its redemption value.

Summary of significant accounting policies

The preparation of financial statements in accordance with U.S. GAAP requires the use of estimates and assumptions that affect the reported amounts of revenue, expenses, assets, liabilities and contingencies. Although actual results in subsequent periods may differ from these estimates, such estimates are developed based on the best information available to management and based on management’s best judgments at the time. The Company bases its estimates on historical experience, observable trends, and various other assumptions that the Company believes are reasonable under the circumstances. All significant assumptions and estimates underlying the amounts reported in these Amended and Restated Interim Financial Statements and accompanying notes are regularly reviewed and updated when necessary. Changes in estimates are reflected prospectively in the financial statements based upon on-going trends, or subsequent settlements, and realization depending on the nature and predictability of the estimates and contingencies. Although management believes that all estimates are reasonable, actual results could differ from these estimates.

The most significant assumptions and estimates underlying these Amended and Restated Interim Financial Statements are described below.

Consolidation

The Amended and Restated Interim Financial Statements include the financial position and results of the Company, its wholly-owned subsidiaries, its partially-owned subsidiaries, and those controlled by the Company by virtue of agreements, on a consolidated basis after elimination of intercompany transactions and balances.

The Company consolidates legal entities in which it holds a controlling financial interest. The Company follows a two-tier consolidation assessment model, first focusing on a qualitative assessment of the Company’s ability to exercise power over significant activities and have exposure to potentially significant benefits or losses (the variable interest model), and second focusing on voting rights (the voting interest model). All entities are first evaluated to determine if they are VIEs. If an entity is determined not to be a VIE, it is assessed on the basis of voting and other decision-making rights under the voting interest model. The Company has determined that they possess the power to direct activities of their consolidated VIEs through management service agreements (see Note 22 — Variable interest entities), or other similar arrangements.

The financial statements of entities in which the Company holds a controlling financial interest are fully consolidated from the date that control commences and deconsolidated from the date control ceases.

When determining the appropriate basis of accounting for the Company’s interests in affiliates, the Company makes judgements about the degree of influence that it exerts directly or indirectly through an arrangement over the investees’ relevant activities.

Accounts Receivable

Accounts receivable, net are stated at their net realizable value (“NRV”), which is management’s best estimate of the cash that will ultimately be received from customers. The Company maintains an allowance for expected credit losses to reflect the expected uncollectability of accounts receivable and notes receivable based on historical collection data and specific risks identified among un-collected accounts, as well as management’s expectation of future economic conditions. The Company also considers relevant qualitative and quantitative factors to assess whether historical loss experience should be adjusted to better reflect the risk characteristics of the Company’s receivables and the expected future losses. If current or expected future economic trends, events, or changes in circumstances indicate that specific receivable balances may be impaired, further consideration is given to the collectability of those balances and the allowance is adjusted accordingly. Trade accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible.

Revenue recognition

Revenue is recognized by the Company in accordance with ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”). Through application of the standard, the Company recognizes revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

In order to recognize revenue under ASC 606, the Company applies the following five (5) steps:

i.	Identify a customer along with a corresponding contract;
ii.	Identify the performance obligation(s) in the contract to transfer goods or provide distinct services to a customer;
iii.	Determine the transaction price the Company expects to be entitled to in exchange for transferring promised goods or services to a customer;
iv.	Allocate the transaction price to the performance obligation(s) in the contract; and
v.	Recognize revenue when or as the Company satisfies the performance obligation(s).

Revenue is recognized upon the satisfaction of the performance obligation. The Company generally satisfies its performance obligation and transfers control upon delivery and acceptance of the product or service by the customer for wholesale transactions and immediately upon the sale for retail transactions.

Revenue from the sales of cannabis is recorded net of sales discounts at the time of delivery to the customer. Payment is typically due upon transferring the goods to the customer or within a specified time period permitted under the Company’s credit policy.

For some of its locations, the Company offers a loyalty reward program to its dispensary customers. A portion of the revenue generated in a sale must be allocated to the loyalty points earned. The amount allocated to the points earned is deferred until the loyalty points are redeemed or expire. As of March 31, 2022 and December 31, 2021, the loyalty liability totaled $11.6 million and $8.7 million, respectively, and is included in the accrued liabilities on the Amended and Restated Condensed Interim Consolidated Balance Sheets.

Accounting for acquisitions and business combinations

Classification of an acquisition as a business combination or asset acquisition can depend on whether the asset acquired constitutes a business, which can be a complex judgment.

In determining the fair value of all identifiable assets, liabilities and contingent liabilities acquired, the most significant estimates relate to valuation of contingent consideration and intangible assets. Management exercises judgement in estimating the probability and timing of when earn-outs are expected to be achieved, which is used as the basis for estimating fair value. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows.

Cannabis licenses are typically the primary intangible asset acquired in business combinations as they provide the ability to operate in each market. The key assumptions used in cash flow projections utilized to value licenses include discount rates and terminal growth rates. Of the key assumptions used, the impact of the estimated fair value of the intangible assets have the greatest sensitivity to the estimated discount rate used in the valuation. The terminal growth rate represents the rate at which these businesses will continue to grow into perpetuity. Other significant assumptions include revenue, gross profit, operating expenses and anticipated capital expenditures which are based on the historical operations of the acquiree along with management’s projections. These valuations are closely linked to the assumptions made by management regarding future performance of the assets concerned and any changes in the discount rate applied.

Contingent consideration payable as a result of a business combination is recorded at fair value at the date of acquisition. The fair value of contingent consideration is subject to significant judgments and estimates, such as projected future revenue. Subsequent changes to the fair value of contingent consideration classified as a liability are measured at each reporting date, with changes recognized through profit or loss.

Share-based payment arrangements

The Company uses the Black-Scholes valuation model to determine the fair value of options granted to employees and directors under share-based payment arrangements, where appropriate. In instances where stock options have performance or market conditions, the Company utilizes the Monte Carlo valuation model to simulate the various outcomes that affect the value of the option. In estimating fair value, management is required to make certain assumptions and estimates such as the expected life of units, volatility of the Company’s future share price, risk free rates, and future dividend yields. Changes in assumptions used to estimate fair value could result in materially different results.

Goodwill impairment

Goodwill is not subject to amortization and is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired in accordance with ASC 350 Intangibles – Goodwill and other (“ASC 350”). In order to determine the amount, if any, the carrying value might be impaired, the Company performs the analysis on a reporting unit level using an income approach discounted cash flow method. Under the income approach, fair value is based on the present value of estimated cash flows. A number of factors, including historical results, business plans, forecasts, and market data are used to determine the fair value of the reporting unit. Changes in the conditions for these judgments and estimates can significantly affect the assessed value of goodwill.

Inventory

In calculating final inventory values, the Company compares the inventory cost to estimated net realizable value. The NRV of inventories represents the estimated selling price for inventories in the ordinary course of business, less all estimated costs of completion and costs necessary to sell. The determination of NRV requires significant judgment, including consideration of factors such as shrinkage, the aging of and future demand for inventory, expected future selling price the Company expects to realize by selling the inventory, and contractual arrangements with customers. Reserves for excess and obsolete inventory are based upon quantities on hand, projected volumes from demand forecasts and net realizable value. The estimates are judgmental in nature and are made at a point in time, using available information, expected business plans, and expected market conditions. The future realization of these inventories may be affected by market-driven changes that may reduce future selling prices. As a result, the actual amount received from sale of inventories could differ from estimates. Periodic reviews are performed on the inventory balance. The impact of changes in inventory reserves is reflected in cost of goods sold.

Income taxes

The Company records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions, especially considering the complex tax laws and regulations for federal, state, and foreign jurisdictions in which the Company operates. The Company has recorded tax benefits for those tax positions where it is more likely than not that a tax benefit will result upon ultimate settlement with a tax authority that has all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will result, no tax benefit has been recognized in the Amended and Restated Interim Financial Statements.

Assets held for sale

The Company classifies assets held for sale in accordance with ASC 205 – Presentation of Financial Statements (“ASC 205”). When the Company makes the decision to sell an asset or to stop some part of its business, the Company assesses if such assets should be classified as an asset held for sale. To classify as an asset held for sale, the asset or disposal group must meet all of the following conditions: i) the asset is available for immediate sale in its present condition, ii) management is committed to a plan to sell, iii) an active program to locate a buyer and complete the plan has been initiated, iv) the asset is being actively marketed for sale at a sales price that is reasonable in relation to its fair value, v) the sale is highly probable within one year from the date of classification, and vi) actions required to complete the plan indicate that it is unlikely that the plan will be significantly changed or withdrawn. An asset held for sale is measured at the lower of its carrying amount or fair value less cost to sell unless the asset held for sale meets the exceptions as denoted by ASC 205. Fair value is the amount obtainable from the sale of the asset in an arm’s length transaction, less the costs of disposal. Once classified as held for sale, any depreciation and amortization cease to be recorded (see Note 6 — Assets and liabilities held for sale).

COVID-19 estimation uncertainty

The Company is continuing to closely monitor the impact of the COVID-19 pandemic on all aspects of its business. With the increased use and efficacy of vaccines and booster shots, the pandemic’s impact has been diminishing in recent months. As a result, our retail stores have experienced higher foot traffic and our operations have returned to a more normal level. While the emergence of new COVID-19 variants remains a concern, we are closely monitoring the situation and will take necessary steps to ensure the safety of our employees and customers. Future potential developments relating to COVID-19, including the emergence of new variants and/or declines in vaccine efficacy, may negatively impact our operations and result in temporary closures of our retail stores, lower retail store traffic, and staff shortages.

New, amended and future GAAP pronouncements

The Company has implemented all applicable GAAP standards recently issued by the FASB. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.

New Accounting Guidance - Recently Adopted

In November 2019, the FASB issued ASU 2019-10, Financial Instruments – Credit Losses (ASU 2016-13- Topic 326), Derivatives and Hedging (ASU 2017-12- Topic 815), and Leases (ASU 2016-02- Topic 842): Effective Dates, pushing back the effective date of these three ASUs back one year, as well as amending the mandatory effective date for the elimination of Step 2 from the goodwill impairment test (ASU 2017-04 – Topic 350). The mandatory effective date for other filing entities for ASU 2016-13 and ASU 2017-04 is for fiscal years and impairment tests performed beginning after December 15, 2022, respectively, with early adoption permitted. The Company early adopted these standards as of January 1, 2021, no material impact on the overall financial results.

New Accounting Guidance - Not Yet Adopted

The Company reviews recently issued accounting standards on a quarterly basis and has determined there are no standards yet to be adopted which are relevant to the business for disclosure.

Note 3 — Accounts receivable

Accounts receivable consist of the following:

	As of,
	March 31, 2022	December 31, 2021
Trade accounts receivable	$64,511	$60,063
Other receivables	6,742	5,790
Transferred to assets held for sale	(35)	—
Total trade and other receivables	71,218	65,853
Less: allowance for credit losses	(6,017)	(5,428)
Accounts receivable, net	$65,201	$60,425

Note 4 — Acquisitions

A summary of acquisitions completed during the three months ended March 31, 2022 and the year ended December 31, 2021 is provided below:

	As of March 31, 2022
Purchase price allocation	Bloom Dispensaries (1)	Sapphire Medical Clinics Limited (2)
Assets acquired:
Cash	$18,821	$45
Accounts receivable, net	804	139
Prepaid expenses and other current assets	381	36
Inventory	3,694	—
Property, plant and equipment, net	5,225	—
Right-of-use assets	14,265	—
Other assets	122	40
Intangible assets:
Licenses	174,770	16,391
Trade name	2,230	—
Non-compete agreements	1,260	—
Goodwill	62,904	—
Deferred tax liabilities	(42,713)	(2,474)
Liabilities assumed	(25,315)	(5,417)
Consideration transferred (3)	$216,448	$8,760

	Year ended December 31, 2021
Purchase price allocation	EMMAC (1)	Grassroots Maryland (1)	Ohio Grown Therapies(2)	Los Sueños Farms, LLC (1)
Assets acquired:
Cash	$1,490	$11,976	$—	$1,025
Accounts receivable, net	19,318	2,424	—	1,003
Prepaid expenses and other current assets	—	66	—	38
Inventory	4,298	5,714	—	12,243
Property, plant and equipment, net	7,549	19,448	—	8,975
Right-of-use assets	4,360	726	—	2,043
Other assets	3,956	689	—	20
Intangible assets:
Licenses	228,442	112,460	20,000	1,200
Trade name	11,156	—	—	—
Non-compete agreements	—	—	—	140
Know-how	114	—	—	3,020
Customer List	3,294	—	—	500
Goodwill	60,331	20,346	—	29,464
Deferred tax liabilities	(48,910)	(33,235)	—	—
Liabilities assumed	(27,851)	(8,382)	—	(3,511)
Consideration transferred	$267,547	$132,232	$20,000	$56,160

(1) Acquisition accounted for as a business combination under ASC 805.

(2) Acquisition accounted for as an asset acquisition with the application of the ASC 805.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted in subsequent periods, not to exceed one year from the acquisition date. Operating results associated with acquisitions have been included in these Financial Statements from the date of acquisition.

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets or liabilities of an acquired business, and is not deductible for tax purposes. Goodwill arising from acquisitions consists largely of the synergies and economies of scale expected from combining the operations of the businesses. These synergies include the elimination of redundant facilities and functions and the use of the Company’s existing commercial infrastructure to expand sales.

2022 acquisitions

Bloom Dispensaries

On January 18, 2022, the Company completed the acquisition of Bloom Dispensaries (“Bloom”), a vertically integrated, single state cannabis operator in Arizona. The transaction with Bloom includes four retail dispensaries located in the cities of Phoenix, Tucson, Peoria, and Sedona. Bloom strengthens the Company’s production capabilities in Arizona with the addition of two adjacent cultivation and processing facilities located in north Phoenix totaling approximately 63,500 square feet of space.

Total consideration for Bloom consisted of $71 million in cash, which included a working capital adjustment of $19.9 million at close, and three promissory notes with face values of $50 million, $50 million, and $60 million due, respectively, on the first, second and third anniversary of closing of the transaction. At the option of the sellers of Bloom, the third promissory note may be paid by the Company issuing SVS on the third anniversary of closing. The notes are recourse only to the membership interests of Bloom and will not be guaranteed by any Curaleaf entity. The total fair value of the promissory notes at the date of acquisition was $145.4 million, resulting in total consideration paid for the Bloom dispensaries of $216.4 million. The acquisition remains subject to post-closing adjustments, and as of the reporting date, the Company was still in the process of finalizing purchase price accounting. The Company has incurred and expensed to date transaction costs of approximately $0.3 million related to the acquisition of Bloom.

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the Bloom acquisition had occurred as of January 1, 2022. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2022, or of the future consolidated operating results. For the Bloom acquisition, total unaudited pro forma revenue and net loss for the three months ended March 31, 2022 was $14.5 million and $5.8 million, respectively.

Revenue and net loss from Bloom included in the Amended and Restated Condensed Interim Consolidated Statements of Operations for the three months ended March 31, 2022 was $10.9 million and $6.3 million, respectively.

Sapphire Medial Clinics Limited

On January 31, 2022, Curaleaf International Limited, a wholly owned subsidiary of Curaleaf International, acquired 100% of the equity interests of Sapphire Medical Clinics Limited (“Sapphire Medical”), a CQC registered private medical cannabis clinic providing telemedicine and face to face consultations to patients in the United Kingdom (“U.K.”). The transaction represents an opportunity to enhance the Company’s vertical integration of the business within the U.K. Under the terms of the agreement, the Company paid cash consideration of $6.7 million. An incremental earnout may be paid in 2023 based on the Sapphire Medical business exceeding certain revenue, script, and active patient count milestones during 2022. The total contingent consideration liability related to the Sapphire Medical acquisition earnout had a fair value of $2.1 million at the date of acquisition, resulting in total consideration of $8.8 million. As of the reporting date, the Company was still in the process of finalizing purchase price accounting. The Company incurred and capitalized transaction expenses of approximately $0.1 million related to the acquisition of Sapphire Medical.

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the Sapphire Medical acquisition had occurred as of January 1, 2022. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2022, or of the future consolidated operating results. For the Sapphire Medical acquisition, total unaudited pro forma revenue and net loss for the three months ended March 31, 2022 was $0.4 million and $2.5 million, respectively.

Revenue and net loss from Sapphire Medical included in the Amended and Restated Condensed Interim Consolidated Statements of Operations for the three months ended March 31, 2022 was $0.1 million and $2.0 million, respectively.

2021 acquisitions

EMMAC Life Sciences Limited, a corporation existing under the laws of England and Wales

On April 7, 2021, Curaleaf International completed the acquisition of EMMAC (the “EMMAC Transaction”), the largest vertically integrates independent cannabis company in Europe, in order to establish the Company’s presence and position the Company for continued growth in the European cannabis market. Base consideration for the EMMAC Transaction consisted of (i) approximately $45.2 million in cash, (ii) the issuance of 15,714,390 SVS to benefit the former holders of ordinary shares of EMMAC with a fair value, based on a third party valuation that takes into account transfer restrictions and the time value of money, of approximately $178.6 million and (iii) 706,105 SVS to be held in escrow in accordance with the terms of the share purchase agreement with a fair value of approximately $7.4 million. The portion of the consideration paid through the issuance of SVS is subject to a lock-up agreement with each recipient restricting trading of the SVS received, with an initial release of 5% of SVS from such restrictions at closing, and subsequent release of 5% of SVS from such restrictions at the end of each calendar quarter following the closing of the EMMAC Transaction.

Additional consideration may become payable based upon the successful achievement of certain performance milestones including being permitted by a governmental entity in Europe to sell, produce, market, or distribute cannabis for recreational purposes on a temporary, trial, experimental, interim, study, or pilot basis, achieving revenue targets in 2022 in the U.K. and Germany markets, and dry flower production at the Terra Verde cultivation facilities of at least 10 tons during 2022. The total contingent consideration, related to the EMMAC Transaction had a fair value of $27.2 million as of the acquisition date.

The Company also assumed a contingent consideration liability related to the EMMAC Transaction of Terra Verde in 2020, which had a fair value of $9.2 million and was subsequently paid out during the three months ended March 31, 2022. After working capital adjustments at closing, the total consideration for EMMAC was $267.6 million. During the period ended March 31, 2022, the Company recorded measurement period adjustments to the purchase price allocation recorded as of December 31, 2021, translated as of the date of the acquisition. The measurement period adjustments resulted in an increase to other assets in the amount of $2.2 million, a decrease to goodwill in the amount of $1.5 million, and an increase to liabilities assumed of $0.7 million.

As of the reporting date, the Company was still in the process of finalizing purchase price accounting, which is expected to be completed in Q2 2022. The Company incurred and expensed transaction costs of approximately $2.6 million related to the EMMAC Transaction.

Maryland Compassionate Care and Wellness, LLC (“MCCW”)

Through its acquisition of Grassroots (as defined below), the Company acquired an option to purchase MCCW from its sole owner, KDW Maryland Holding Corporation (“KDW”), subject to regulatory approval, which was received on May 1, 2021. MCCW is the holder of cultivation, processing, and dispensary licenses in Maryland and the sole owner of each of GR Vending MD Management, LLC and GR Vending MD, LLC. Total consideration paid for MCCW was $132.2 million of the total Grassroots consideration that had been allocated as prepaid acquisition consideration.

Ohio Grown Therapies, LLC, an Ohio limited liability company (“OGT”)

In May 2019, the Company entered into an agreement granting it an option to acquire the OGT license for $20 million in order to expand the Company’s cultivation and processing capacity in Ohio. Regulatory approval to complete the transaction was received in July 2021. In accordance with the purchase agreement, the Company paid $5 million cash in May 2019, $7.5 million in cash in July 2020, and the final $7.5 million in cash in July 2021 at closing. Upon closing, the full $20 million related to the acquisition, which was entirely attributable to the license acquired, was reclassified to intangibles. The Company incurred and expensed transaction costs of approximately $0.1 million.

Los Sueños Farms, LLC and its related entities

On October 1, 2021, the Company completed the acquisition of Los Sueños Farms and its related entities (“Los Sueños”), the largest outdoor grow in Colorado. Following the successful completion of the Los Sueños acquisition, the Company owns three Pueblo, Colorado outdoor cannabis grow facilities covering 66 acres of cultivation capacity including land, equipment, and licensed operating entities; an 1,800 plant indoor grow; and two retail cannabis dispensary locations serving adult use customers. The Company acquired Los Sueños, the Company’s first outdoor grow, in order to increase cultivation capacity to accelerate the Company’s growth in and share of the Colorado market and in order to leverage Los Sueños’ outdoor cultivation expertise.

Following pre-closing adjustments, the aggregate consideration paid by the Company to acquire Los Sueños was comprised of (i) approximately $20.6 million payable in cash, (ii) the cash payoff of two notes in the aggregate amount of $9.4 million and (iii) the issuance of 2,539,474 SVS to the former owners of Los Sueños having a fair value, based on a third- party valuation taking into account transfer restrictions and the time value of money, of approximately $23.5 million. The portion of the consideration paid through the issuance of SVS was subject to a regulatory “hold period” and is subject to a lock-up agreement with each recipient restricting trading of the SVS received, with an initial release of 20% of the SVS from such restrictions upon closing, and subsequent releases of 5% of the SVS from such restrictions at the end of each calendar quarter following closing. Additional consideration may become payable by the Company based upon the successful achievement of certain performance milestones including achieving cash flow targets in 2022 and obtaining enhanced tier licenses. The aggregate contingent consideration related to Los Sueños has a fair value of $2.7 million. During the period ended March 31, 2022, the Company recorded measurement period adjustments to the purchase price allocation recorded as of December 31, 2021. The measurement period adjustments resulted in an increase to accounts receivable, net in the amount of $0.2 million, a decrease to inventory in the amount of $0.6 million, an increase to goodwill in the amount of $0.1 million, and a decrease to liabilities assumed of $0.2 million. As part of the measurement period adjustments, the Company also reclassified $2.7 million of the contingent consideration from liabilities to equity.

As of the reporting date, the Company was still in the process of finalizing purchase price accounting, which is expected to be finalized in the second half of the year. The Company incurred and expensed transaction costs of approximately $0.5 million related to the Los Sueños acquisition.

Pending acquisition

The Company has signed a definitive agreement in connection with the following acquisitions, but such acquisitions were not completed during the time between March 31, 2022 and the issuance of the Amended and Restated Interim Financial Statements. The Company has concluded that it does not control the operations of the acquirees in accordance with ASC 810, and accordingly, the results of the following entities are not included in the Amended and Restated Interim Financial Statements:

Natural Remedy Patient Center, LLC

On December 23, 2021, the Company announced it had entered into a definitive agreement to acquire Natural Remedy Patient Center, LLC, a Safford, Arizona dispensary, in a cash and stock transaction valued at approximately $13 million.

Under the terms of the agreement, Curaleaf will pay $12 million in cash and total share consideration of $1 million worth of SVS based on the market price during the period before closing. The SVS will be subject to a two-year lockup period from the date of close. The transaction is expected to close in the second quarter of 2022 upon completion of standard closing conditions including regulatory approvals.

Tryke Companies

On October 4, 2022, the Company completed its acquisition of Tryke Companies (dba Reef Dispensaries) (“Tryke”), a privately held, vertically integrated, multi-state cannabis operator.

The transaction represents a compelling opportunity to enhance the Company’s operations in Arizona, Nevada, and Utah. Upon closing of the acquisition, the Company now owns and operates six highly trafficked dispensaries under the Reef brand, with two retail stores in Arizona and four in Nevada, including the Phoenix metropolitan area, Las Vegas strip, and North Las Vegas. Tryke currently offers a wide variety of in-house and third-party flower, concentrates, vape cartridges, edibles, topicals, and CBD products at a range of price points. Tryke’s product portfolio is highly complementary to the Company’s, and together the Company expects to offer consumers and retailers in Arizona, Nevada, and Utah an even broader selection of premium cannabis products.

Following pre-closing adjustments, the aggregate consideration paid by the Company to acquire Tryke was comprised of (i) approximately $19.2 million in cash at closing, (ii) $75 million in cash to be paid in three equal installments on the first, second, and third anniversaries of the closing of the transaction, (iii) the issuance of 2.7 million SVS to the former owners of Tryke, (iv) 16.5 million SVS to be paid in three equal installments on the first, second, and third anniversaries of closing, and (v) contingent consideration of up to 1 million SVS which may be paid in 2023 based on the business of Tryke exceeding certain future EBITDA targets. The acquisition remains subject to post-closing adjustments, and the Company is in the process of finalizing purchase price accounting.

Pueblo West Organics

In January 2022, the Company signed an agreement with the owners of Pueblo West Organics, LLC (“PWO”) to acquire 100% of PWO for $6.3 million on a cash and debt free basis, subject to standard purchase price adjustments. The transaction was structured as the acquisition of the equity of PWO and an outstanding call option on the equity held by a third party. PWO operates in Pueblo West, CO (i) a 75,960 square foot indoor licensed marijuana cultivation facility and processing facility; (ii) a 12,000 square foot licensed marijuana dispensary and cultivation facility; and (iii) a 2.1-acre licensed outdoor cultivation facility. The closing of the transaction is expected to occur in the second half of 2022 upon completion of standard closing conditions including regulatory approvals.

Four 20 Pharma GmbH

On August 8, 2022, the Company’s European subsidiary, Curaleaf International Holdings Limited, signed a definitive agreement to acquire a 55% stake in Four 20 Pharma GmbH (“Four 20”), a leading German distributor and manufacturer of medical cannabis for €19.7 million, which will be paid 50% in cash and 50% in SVS of the Company. The closing of the transaction is expected to take place within two months, subject to customary closing conditions including regulatory approval. In connection with the transaction, the selling shareholders and Curaleaf International have entered into a put/call option which permits either party to trigger the roll-up of the remaining equity of Four 20 two years after the launch of adult use cannabis sales in Germany, but no later than the end of 2025 if adult use launch has not occurred by such date.

Deseret Wellness LLC

On March 29, 2023 the Company announced that it entered into a definitive agreement to acquire Deseret Wellness (“Deseret”), the largest cannabis retail operator in Utah, in a cash and stock transaction valued at approximately $20 million. The transaction is expected to close in the second quarter of 2023, subject to customary closing conditions. The proposed transaction with Deseret includes three retail dispensaries located in the cities of Park City, Provo and Payson. Deseret immediately strengthens Curaleaf's retail footprint in Utah, providing the state's medical patients with a wide variety of quality products including cannabis flower, vape cartridges, edibles, and concentrates.

Contingent consideration

Contingent consideration recorded relates to the Company’s business combinations and asset acquisitions. As discussed in Note 2 — Basis of presentation, contingent consideration payable is subject to significant judgment and estimates, such as projected future revenue. Refer to Note 21 — Fair value measurements and financial risk management for further discussion surrounding the inputs utilized in the fair value of contingent consideration.

The changes in the contingent consideration account balance as of March 31, 2022 are as follows:

	MEOT	EMMAC	Los Sueños	Sapphire	Total
Carrying amount, December 31, 2021	44	35,260	2,690	-	37,994
Contingent consideration recognized on acquisition	-	-	-	2,071	2,071
Payments of contingent consideration	-	(8,744)	1	-	(8,743)
Revaluation of contingent consideration	-	667	(2,689)	-	(2,022)
Difference in exchange	-	(453)	-	(40)	(493)
Gain on contingent consideration not paid	-	-	-	-	-
Carrying amount, March 31, 2022	44	26,730	2	2,031	28,807
Less: current portion	(44)	(26,730)	(2)	(2,031)	(28,807)
Non-current contingent consideration liability	$-	$-	$-	$-	$-

Note 5 — Inventories

Inventories consist of the following:

	As of
	March 31, 2022	December 31, 2021
Raw materials
Cannabis	$68,316	$67,505
Non-Cannabis	26,464	20,104
Total raw materials	94,780	87,609

Work-in-process	105,645	91,001
Finished goods	85,373	71,646
Transferred to assets held for sale	(3,753)	(2,110)
Inventories, net	$282,045	$248,146

Note 6 — Assets and liabilities held for sale

Changes in the carrying amount of assets and liabilities held for sale are as follows:

Assets held for sale	GR Entities	Eureka	Total
Balance at December 31, 2021	77,504	3,232	80,736
Transferred in/(out)	17,255	(347)	16,908
Total assets held for sale at March 31, 2022	$94,759	$2,885	$97,644

Liabilities associated with assets held for sale	GR Entities	Eureka	Total
Balance at December 31, 2021	18,577	4	18,581
Transferred in/(out)	4,095	(4)	4,091
Total liabilities associated with assets held for sale at March 31, 2022	$22,672	$—	$22,672

GR Entities

Through the acquisition of Grassroots, the Company also has certain rights to the proceeds from the sale of three Illinois medical dispensary licenses and six adult use dispensary licenses owned by former affiliates of Grassroots (collectively, the “Illinois Assets”). Currently, all nine of these licenses are operational with six adult use dispensaries, three of which also operate under medical use licenses. On April 1, 2021, the owners of these licenses signed definitive agreements to sell the Illinois Assets to Parallel Illinois, LLC (formerly Surterra Wellness, Inc.) (“Parallel”). The transaction is subject to regulatory approval. Under the terms of the transaction, the purchase price for the Illinois Assets consists of a $100 million base price to be paid $60 million in cash and $40 million in Parallel stock, plus earnouts of up to an additional $55 million payable through 2023. Pursuant to the Grassroots Merger Agreement, the proceeds net of expenses and taxes from the sale of the Illinois Assets shall be shared by the Company with the former owners of Grassroots as follows: (i) the first $25 million of net proceeds shall be retained by the Company; (ii) the next $25 million of net proceeds shall be remitted to the former Grassroots owners; and (iii) the Company shall keep 50% of the net proceeds above $50 million, and the other 50% shall be remitted to the Grassroots owners. The Company has received a $10 million deposit from Parallel, which is refundable under limited circumstances and will be applied to the base purchase price for the Illinois Assets at closing. On February 25, 2022, the Company received correspondence from Parallel’s attorneys indicating that it will not be in a position to complete the acquisition of the Illinois Assets due to lack of financing and seeking to terminate its agreement to purchase the Illinois Assets. The Company has asserted that Parallel’s actions have constituted material breaches of its agreement with Parallel and is exploring its options.

The Company signed a letter of intent to sell the Grassroots Vermont entities; PhytoScience Management Group, Inc., including Vermont Patients Alliance, LLC, PhytoScience Institute, LLC, and Nutraceutical Science Laboratories, LLC (the “Vermont Assets”) in January 2022 and has recorded the associated net assets as held for sale as of the current period.

The Company signed a letter of intent to sell the Grassroots Little Rock Arkansas entity (the “Grassroots Arkansas”) in February 2022 and has recorded the associated net assets as held for sale as of the current period.

Additionally, the Company has been actively marketing certain rights and interests for certain real estate assets, including Grassroots Oklahoma, associated with the Grassroots Acquisition. The actively marketed price of Grassroots Oklahoma was lower than the net assets; as such, an impairment of the associated fixed assets was recorded to bring the net assets to the estimated fair market value during the period ended December 31, 2021.

Eureka

The Company signed a letter of intent to sell ECCA Investment Partners, LLC (“Eureka”) in August 2021. The anticipated sales price of the entity was lower than the net assets; as such, an impairment, including amounts related to the value of the license intangible asset as well as fixed assets, was recorded to bring the net assets to the estimated fair market value at that time.

Note 7 — Notes receivable

Notes receivable consist of the following:

	As of
	March 31, 2022	December 31, 2021
Notes receivable TerrAscend	$2,343	$2,315
Notes receivable Sapphire Medical	—	842
Notes receivable - Misc.	119	—
Total notes receivable	$2,462	$3,157

Current portion of notes receivable	$2,462	$2,315
Long-term notes receivable	—	842
Total notes receivable	$2,462	$3,157

When the Company sold the assets of HMS Health, LLC and the cultivation and processing assets of HMS Processing, LLC to TerrAscend, the total consideration included a $2.2 million interest bearing note with an interest rate of 5% per annum and is due and payable to the Company in April 2022. There was $2.3 million outstanding as of March 31, 2022 and the Company recorded immaterial interest income during the period; the total principal and outstanding interest were paid in full as expected in April 2022.

In August 2019, Rokshaw Limited, a subsidiary of EMMAC, entered into a note receivable agreement with Sapphire Medical for the establishment of Sapphire Medical and providing on-going lending to Sapphire Medical’s franchisees which consisted of a revolving loan facility of £1.500 million, with the ability to increase the revolving loan amount. The Company assumed this note in the EMMAC transaction. The note receivable has an interest rate of 7% per annum and is payable in August 2024. The note can be prepaid at any time without penalty or fees, so long as Sapphire Medical notifies EMMAC five days in advance. The Company acquired Sapphire Medical during the period ended March 31, 2022, resulting in the loan becoming an intercompany loan which is eliminated in consolidation as of March 31, 2022. During the three months ended March 31, 2022, the Company recorded immaterial interest income relating to the pre-acquisition period.

Information about the Company’s exposure to credit and market risks, and impairment losses for notes receivable is included in Note 21 — Fair value measurements and financial risk management.

Note 8 — Property, plant and equipment, net

Property, plant and equipment, net and accumulated depreciation consist of the following:

	As of
	March 31, 2022	December 31, 2021
Land	$7,434	$7,494
Building and improvements	329,428	390,070
Furniture and fixtures	40,084	124,051
Information technology	4,526	4,406
Construction in progress	268,824	89,059
Transferred to assets held for sale	(17,627)	(12,501)
Total property, plant and equipment	632,669	602,579
Less: Accumulated depreciation	(86,729)	(76,754)
Property, plant and equipment, net	$545,940	$525,825

Assets included in construction in progress represent projects related to both cultivation and dispensary facilities not yet completed or otherwise not ready for use.

Depreciation expense totaled $12.4 million for the three months ended March 31, 2022, of which $9.0 million was recognized as cost of goods sold. The remaining $3.4 million were recognized as a part of operating expenses in the Amended and Restated Condensed Interim Consolidated Statements of Operations for the three months ended March 31, 2022.

Note 9 — Leases

The Company leases real estate used for dispensaries, cultivation facilities, production plants, and corporate offices. Lease right-of-use assets (“ROU assets”) and liabilities are recognized based on the present value of future minimum lease payments over the lease term at commencement date. Some of our leases contain cancellation options in the event we are unable to obtain regulatory approval and permitting for a selected site, as well as other contingencies. In general, we do not record new lease arrangements until the cancellation period has expired without exercise, or until we are reasonably certain we will not exercise the cancellation option. The Company utilizes its incremental borrowing rate to calculate the present value of the contractual lease payments because the interest rate implicit in the Company’s lease arrangements is not readily determinable.

Leases with an initial term of 12 months or less are not recorded on the Amended and Restated Condensed Interim Consolidated Balance Sheets. Certain real estate leases require payment for taxes, insurance, maintenance, and other common area charges. These variable expenses are considered non-lease components. These variable payments are excluded from the measurements of lease liabilities and are expensed as incurred. The Company accounts for real estate leases and the related fixed non-lease components together as a single component.

Real estate leases typically include extension options for a period of 1–10 years. Some dispensary and office space leases include extension options exercisable up to one year before the end of the initial cancellable lease term. Typically, the option to renew the lease is for an additional period of 5 years after the end of the initial lease term and is at the option of the Company. Lease payments are in substance fixed, and certain real estate leases include annual escalation clauses with reference to an index or contractual rate.

The Company has historically entered into transactions where real estate property or equipment is sold and leased back from the buyer. These transactions are evaluated to determine if sale-leaseback accounting criteria are met. If the Company determines that it has retained control of the property or equipment, the Company records the financed lease asset in “Property and equipment, net” and a corresponding financial obligation in “Financing lease obligations” on its Amended and Restated Condensed Interim Consolidated Balance Sheets. The Company allocates each lease payment between a reduction of the lease obligation and interest expense using the effective interest method.

The Company leases machinery and equipment under leases that are of low-value or short-term in nature and therefore no ROU assets and lease liabilities are recognized for these leases. Expenses recognized relating to short-term leases and leases of low value during the three months ended March 31, 2022 and year ended December 31, 2021 were immaterial.

The following provides the components of lease cost, including sale leaseback arrangements, recognized in the Amended and Restated Condensed Interim Consolidated Statements of Operations for the three months ended March 31, 2022 and 2021:

	For the three months ended March 31,
	2022	2021
Components of lease cost are as follows:
Finance lease cost:
Amortization of finance lease assets	$2,649	$2,203
Interest on finance lease liabilities	3,347	2,851
Total finance lease cost	5,996	5,054

Sale leaseback financial obligations:
Interest on financial obligations	3,985	3,381
Depreciation on leased assets	2,831	2,084
Total cost financial obligations	6,816	5,465

Total operating lease cost	5,674	5,068

Total lease expense	$18,486	$15,587

Leased asset and liability balances, including property and financial obligations related to sale leaseback arrangements accounted for as financial obligations, as of March 31, 2022 and December 31, 2022 consist of the following:

	As of March 31, 2022		As of December 31, 2021
	Operating lease	Finance lease	Operating lease	Finance lease
Lease assets and liabilities
ROU asset	$105,193	$131,317	$97,349	$117,168
Accumulated amortization of ROU	(21,834)	(11,528)	(21,301)	(14,133)
Net ROU	83,359	119,789	76,048	103,035

Current lease liability	14,749	6,336	12,745	4,565
Non-current lease liability	74,493	121,088	65,498	109,712
Lease liability	$89,242	$127,424	$78,243	$114,277

As of March 31, 2022
Financed property and equipment, net of accumulated depreciation of $16.9 million	$145,195

Current financial obligation	$3,834
Non-current financial obligation	157,959
Total financial obligation	$161,793

In April 2021, the Company completed a sale and lease back transaction to sell its Bordentown, New Jersey cultivation and processing facility to 500 Columbia LLC. Under a long-term agreement, the Company will lease back the facility and continue to operate and manage it for a term of 12 years. As a result of the sale, which met sale leaseback criteria, the Company disposed of $0.5 million of buildings and improvements and $2.2 million of construction in progress. The Company recognized a gain on the sale related to the transaction of $3.2 million, which was recorded within other income (expense), net on the Amended and Restated Condensed Interim Consolidated Statements of Operations.

In May 2021, the Company completed a sale leaseback transaction to sell its Holbrook, Arizona cultivation and processing facility to TAC Vega AZ Owner, LLC. Under a long-term agreement, the Company will lease back the facility and continue to operate and manage it for a term of 10 years. The Company maintains control of the asset, and therefore, is carrying the financed asset at net book value of $14 million in Property and equipment, net, and has recorded a financial obligation for the proceeds of the sale of $14 million. The Company did not recognize a material gain or loss on the sale related to the transaction.

Other information related to operating and finance leases is as follows:

	For the three months ended March 31,
	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	$(3,636)	$(3,279)
Operating cash flows from operating leases	(5,144)	(4,790)
Financing cash flows from finance leases	(991)	(974)
Cash flows from sale leaseback financial obligations	(4,707)	(4,241)
Proceeds from sale leasebacks accounted for as financial obligations	3,553	2,419
Less proceeds from sale leasesbacks received in subsequent period	(3,553)	—
Total cash flow from lease activities	$(14,478)	$(10,865)

	As of
	March 31, 2022	December 31, 2021
ROU assets obtained in exchange for lease obligations:
Finance lease	$14,260	$303
Operating leases	7,843	8,526
Total ROU assets obtained in exchange for lease obligations	$22,103	$8,829

	As of
	March 31, 2022	December 31, 2021
Weighted average remaining lease term (in years) - Finance leases	10.78	11.64
Weighted average remaining lease term (in years) - Operating leases	6.61	7.7
Weighted average discount rate - Finance leases	11.2%	12.4%
Weighted average discount rate - Operating leases	10.0%	11.0%

At March 31, 2022, approximate future minimum payments due under non-cancelable operating leases are as follows:

Future minimum lease payments as of March 31, 2022 are:	Operating Leases	Finance Leases	Financial Obligations
Fiscal year:
2022	$24,523	$22,846	$16,351
2023	32,229	28,828	23,215
2024	29,295	29,403	23,754
2025	26,334	29,387	24,434
2026	23,873	28,925	25,021
2027 and thereafter	89,998	197,919	201,523
Total minimum payments	226,252	337,308	314,298
Less: interest	(51,645)	(160,122)	(181,494)
Present value of minimum payments	$174,607	$177,186	$132,804

Note 10 — Goodwill and intangible assets

Identifiable intangible assets consist of the following:

As of March 31, 2022	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Finite lived intangible assets:
Licenses and service agreements	$1,154,651	$(117,242)	$1,037,409
Tradenames	159,037	(20,796)	138,241
Intellectual property and know-how	3,105	(126)	2,979
Non-compete agreements	30,898	(8,705)	22,193
Customer list	500	(125)	375
Intangible assets	$1,348,191	$(146,994)	$1,201,197

As of December 31, 2021	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Finite lived intangible assets:
Licenses and service agreements	$1,061,990	$(96,196)	$965,794
Tradenames	62,775	(18,202)	44,573
Intellectual property and know-how	3,097	(78)	3,019
Non-compete agreements	29,053	(6,809)	22,244
Customer list	510	(86)	424
Intangible assets	$1,157,425	$(121,371)	$1,036,054

The gross carrying amount of intangible assets increased by $190.8 million during the three months ended March 31, 2022. The difference was primarily related to business combinations and asset acquisitions, partially offset by loss on difference in foreign currency exchange.

Amortization of intangible assets was $22.3 million for the three months ended March 31, 2022.

Changes in the carrying amount of goodwill are as follows:

Balance at December 31, 2021	$605,834
Purchase price adjustments (Note 4)	(1,311)
Change in Assets held for sale (Note 6)	(1,590)
Acquisitions (Note 4)	62,904
Difference in exchange	(328)
Balance at March 31, 2022	$665,509

During the period ended March 31, 2022, the Company made measurement period adjustments to the EMMAC Life Sciences Limited and Los Sueños purchase price allocations. The measurement period adjustments resulted in a decrease in Goodwill in the amount of $1.3 million; see further detail Note 4 — Acquisitions.

Note 11 — Notes payable

Notes payable consist of the following:

	As of
	March 31, 2022	December 31, 2021
Senior Secured Notes – 2026
Principal amount	$475,000	$475,000
Unamortized debt discount/Deferred financing	(22,929)	(23,753)
Net carrying amount	$452,071	$451,247

Bloom Notes – 2023
Principal amount	$50,000	$—
Unamortized debt discount	(1,170)	—
Net carrying amount	$48,830	$—

Bloom Notes – 2024
Principle Amount	$50,000	$—
Unamortized Debt Discount	(2,914)	—
Net carrying amount	$47,086	$—

Bloom Notes – 2025
Principle Amount	$60,000	$—
Unamortized Debt Discount	(9,374)	—
Net carrying amount	$50,626	$—

Seller note payable	$6,819	$6,859
Other notes payable	1,571	1,778
Total other notes payable	$8,390	$8,637

Current portion of notes payable	$1,989	$1,966
Long-term notes payable	605,015	457,917
Total notes payable	$607,004	$459,883

Senior Secured Notes – 2026

In December 2021, the Company closed on a private placement of senior secured notes due 2026, for aggregate gross proceeds of $475 million (“Senior Secured Notes – 2026”). The note indenture dated December 15, 2021 governing the Senior Secured Notes – 2026 (the “Note Indenture”) enables the Company to issue additional senior secured notes on an ongoing basis as needed, subject to maintaining leverage ratios and complying with other terms and conditions of the Note Indenture. The principal restrictions on incurring indebtedness include the requirement that a fixed charge coverage ratio of 2.5:1 and consolidated debt to consolidated EBITDA ratio of 4:1 be maintained when taking into account the incurrence of additional debt. The issue of additional Senior Secured Notes or other debt pari passu to the existing notes is permitted provided that the consolidated secured debt to consolidated EBITDA ratio of 3:1 is maintained when taking into account the incurrence of additional debt, and certain other conditions are met. The Company and certain of its guarantor subsidiaries are required to grant a first lien security interest in their respective assets to the trustee appointed under the Note Indenture, including assets acquired after the issue of the Notes, subject to limited exceptions. Despite the first lien granted to the holders of the Notes, the Note Indenture permits the Company to grant a more senior lien to secure up to $200 million of additional financing from commercial banks, providing for revolving credit loans, provided that the interest rate applicable to such revolving credit loans shall be lower than the interest rate applicable to the Senior Secured Notes – 2026. The Senior Secured Notes – 2026 bear interest on the unpaid principal amount at a rate of 8% per annum, compounded semi-annually and payable in arrears on June 15th and December 15th of each year during the term of the Senior Secured Notes – 2026; the first of which will be paid on June 15, 2022.

The Senior Secured Notes – 2026 may be redeemed early but are subject to a prepayment premium dependent on the loan year. Any redemption made before June 15, 2023 will incur a penalty of 8% and a maximum of 35% of the aggregate principal amount of notes issued under the Note Indenture (including any additional notes issued thereunder) may be redeemed with the net cash proceeds of one or more equity offerings that occurred within the prior 90 days. All or part of the outstanding Senior Secured Notes – 2026 may be redeemed between June 15, 2023 and June 14, 2024 with a premium of 4%; between June 15, 2024 and June 14, 2025 with a premium of 2%, or June 15, 2025 or after without a premium.

The Company recognized interest expense under the Senior Secured Notes – 2026 of $10.2 million for the three months ended March 31, 2022.

Bloom Notes

In connection with the Bloom acquisition, the Company issued secured promissory notes to the former Bloom owners in the aggregate of $160 million, which mature over three years. The first and second set of notes each total $50 million and mature in January 2023 and 2024; each bear interest at the rate of 6% per annum and interest payments are due quarterly, with the first payment on each during the three months ended March 31, 2022.

The final promissory note is a convertible promissory note with a principal amount of $60 million, which matures in January 2025 and bears interest at a rate of 4% per annum. Interest payments are not required until maturity, when all principal and accrued interest will be due. At the option of the sellers of Bloom, the third promissory note may be paid by the Company issuing SVS at maturity.

All three notes may be prepaid without penalty.

The Company recognized interest expense under the Bloom Notes of $1.7 million for the three months ended March 31, 2022.

Seller note

At March 31, 2022, the Company had two seller notes outstanding in the amount of $6.8 million, which included the Phyto acquisition seller note in the amount of $1.8 million, inclusive of accrued interest, and a seller note related to the Scottsdale, AZ building purchase, due December 2036, in the amount of $5.0 million. The Scottsdale seller note bears interest at a rate of 5% per annum.

Future maturities

As of March 31, 2022, future principal payments due under notes payable were as follows:

Period	Amount
2022 (remaining nine months)	$1,989
2023	50,000
2024	50,000
2025	60,000
2026	475,000
2027 and thereafter	6,402
Total future debt obligations	$643,391

Information about the Company’s exposure to interest rate risks and liquidity risks is included in Note 21 — Fair value measurements and financial risk management.

Note 12 — Shareholders’ equity

The authorized and issued share capital of the Company is as follows:

Authorized

As of March 31, 2022 the authorized share capital consists of an unlimited number of multiple voting shares (“MVS”) without par value and an unlimited number of SVS without par value.

Issued

As of March 31, 2022 the Company had 93,970,705 MVS issued and outstanding, that were held indirectly by Boris Jordan, the Company's Executive Chairman.

Holders of the MVS are entitled to 15 votes per share and are entitled to notice of and to attend at any meeting of the shareholders, except a meeting of which only holders of another particular class or series of shares will have the right to vote. As of both March 31, 2022 and December 31, 2021, the MVS represent approximately 13.2% and 13.3%, respectively, of the total issued and outstanding shares and 69.6% in each quarter, of the voting power attached to such outstanding shares. The MVS are convertible into SVS on a one-for-one basis at any time at the option of the holder or upon termination of the MVS structure. The dual-class structure will remain until the earlier to occur of (i) the transfer or disposition of the MVS by Mr. Boris Jordan to one or more third parties which are not permitted holders; (ii) Mr. Jordan or his permitted holders no longer beneficially owning, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding SVS and MVS on a non-diluted basis; and (iii) the first business day following the first annual meeting of shareholders of the Company following the SVS being listed and posted for trading on a U.S. national securities exchange such as The Nasdaq Stock Market or The New York Stock Exchange. Refer to the management information circular dated July 30, 2021 and available on SEDAR under the Company’s profile at www.sedar.com for more information on the Amendment.

On March 30, 2022 the Company issued 331,900 SVS to the former owners of Los Sueños as a result of them successfully obtaining enhanced tier licensing. The issuance of the SVS is subject to a lock-up agreement, and had a fair value, based on a third-party valuation that takes into account transfer restrictions and the time value of money, of $1.9 million at the date of issuance.

As of March 31, 2022 and December 31, 2021 the Company had 615,841,490 and 614,369,729, respectively, SVS issued and outstanding; see details of the share balance below. Holders of the SVS are entitled to one vote per share.

	SVS	MVS	Total
As at December 31, 2021	614,369,729	93,970,705	708,340,434
Acquisition escrow shares returned and retired	331,900	—	331,900
Exercise and forfeiture of stock options and RSUs (Note 14)	1,139,861	—	1,139,861
As at March 31, 2022	615,841,490	93,970,705	709,812,195

On January 12, 2021, the Company completed an overnight marketed offering of 18,975,000 SVS at a price of C$16.70 per share in an underwritten public offering, for total gross proceeds of C$316.8 million, before deducting the underwriters’ fees and estimated offering expense. The Company used the net proceeds of $240.6 million from the overnight marketed offering for working capital and general corporate purposes.

The Company had reserved 70,981,220 and 70,834,043 SVS, as of March 31, 2022 and December 31, 2021, respectively, for the issuance of stock options under the Company’s 2018 Long Term Incentive Plan (“LTIP”) (see Note 14 — Share-based payment arrangements).

Treasury shares

There were no shares repurchased into treasury during the three months ended March 31, 2022 and 2021.

Note 13 — Redeemable non-controlling interest

On April 7, 2021, the Company established Curaleaf International together with a strategic investor who provided initial capital of $130.8 million for 31.5% equity stake in Curaleaf International. Curaleaf and the strategic investor have entered into a shareholders’ agreement regarding the governance of Curaleaf International pursuant to which Curaleaf has control over operational issues as well as raising capital and the ability to exit the business. In addition, the strategic investor’s stake is subject to put/call rights which permit either party to cause the stake to be bought out by Curaleaf for Curaleaf equity starting the earlier of change of control or in 2025.

In connection with the acquisition of Four20 in March 2022, the selling shareholders and Curaleaf International entered into a put/call option which permits either party to trigger the roll-up of the remaining equity of Four20 two years after the launch of adult use cannabis sales in Germany, but no later than the end of 2025 if adult use launch has not occurred by such date.

The estimated redemption value of the put/calls were below their carrying value, which is recorded on the Company’s Amended and Restated Condensed Interim Consolidated Balance Sheets as temporary equity in the amount of $115.6 million and $119.0 million as of March 31, 2022 and December 31, 2021, respectively.

Note 14 — Share-based payment arrangements

Stock option programs

The 2011 and 2015 Equity Incentive Plans provided for the grant of incentive stock options, non-statutory stock options, restricted stock awards, restricted stock units, stock appreciation rights and other share-based awards. In connection with the Business Combination, all unexercised stock options of Curaleaf, Inc. issued and outstanding under the 2011 and 2015 Equity Incentive Plans were converted to the option to receive an equivalent substitute option under the LTIP. The LTIP provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock and restricted stock units, performance awards, dividend equivalents, and other share-based awards. The number of SVS reserved for issuance under the LTIP is calculated as 10% of the aggregate number of SVS and MVS outstanding on an “as-converted” basis.

During the period ended December 31, 2021, management discovered an error related to disclosures around the number of share options and RSUs forfeited, expired, and outstanding which existed during the period ended March 31, 2021 as well. See further details regarding such restatements at Note 24 — Restatement and restated March 31, 2021 amounts below.

Stock option valuation

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes valuation model, where appropriate. In instances where stock options have performance or market conditions, the Company utilizes the Monte Carlo valuation model to simulate the various outcomes that affect the value of the option.

The weighted average inputs used in the measurement of the grant date fair values of the equity-settled share-based payment plans were as follows:

	March 31,
	2022	2021
Fair value at grant date	$3.95	$10.36
Share price at grant date	$7.97	$14.52
Exercise price	$7.19	$15.49
Expected volatility	70.3%	73.1%
Expected life	4.2 years	6.2 years
Expected dividends	—%	—%
Risk-free interest rate (based on government bonds)	2.4%	1.0%

Total intrinsic value of options exercised (in 000s)	$3,900	$48,586
Total fair value of shares vested (in 000s)	$13,990	$4,281
Aggregate intrinsic value of shares outstanding at the end of the period (in 000s)	$60,379	$233,510
Weighted-average remaining contractual term - shares exercisable	5.5 years	6.4 years
Weighted-average remaining contractual term - shares outstanding and vested	5.9 years	6.4 years

The expected volatility is estimated based on the historical volatility. Management believes this is the best estimate of the expected volatility over the expected life of its stock options. The expected life in years represents the period of time that options granted are expected to be outstanding. The expected term of stock options granted to non-employees is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

The Company recorded share-based compensation in the amount of $7.7 million and $5.7 million for the three months ended March 31, 2022 and 2021, respectively.

Reconciliation of outstanding share options

The number and weighted-average exercise prices of share options under the LTIP were as follows:

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	2022	2022	2021	2021
Outstanding at January 1	23,588,635	$6.89	25,915,656	$4.18
Forfeited during the three month period	(660,160)	13.42	(47,746)	6.28
Expired during the three month period	(24,245)	7.22	(42,712)	7.35
Exercised during the three month period	(524,770)	0.55	(3,696,904)	0.53
Granted during the three month period	2,854,303	7.19	2,688,306	15.49
Outstanding at March 31	25,233,763	$6.90	24,816,600	$5.97
Options exercisable at March 31	16,636,664	$5.39	17,227,593	$3.99

Reconciliation of RSUs

The number of RSUs awarded under the LTIP were as follows:

	Number of RSUs
	2022	2021
Outstanding at January 1	2,876,413	2,452,338
Forfeited during the three month period	(240,548)	(14,574)
Released during the three month period	(844,888)	(455,069)
Granted during the three month period	2,121,184	250,024
Outstanding at March 31	3,912,161	2,232,719
RSUs vested at March 31	—	—

Note 15 — Selling, general and administrative expense

Selling, general and administrative expenses consist of the following:

	Three months ended March 31,
	2022	2021
Selling, general and administrative expenses:
Salaries and benefits	$55,949	$43,179
Sales and marketing	9,426	10,492
Rent and occupancy	12,311	6,609
Travel	1,979	784
Professional fees	9,463	6,676
Office supplies and services	5,944	8,560
Other	10,072	7,459
Total selling, general and administrative expense	$105,144	$83,759

Note 16 — Other income (expense), net

Other income (expense), net consists of the following:

	Three months ended March 31,
	2022	2021
Gain (loss) on disposal of assets	$740	$(702)
Loss on investment	(248)	—
Gain on extinguishment of debt	1	—
Other income, net	817	403
Total other income (expense), net	$1,310	$(299)

Note 17 — Earnings per share

Basic and diluted loss per share attributable to Curaleaf Holdings, Inc. was calculated as follows:

	Three months ended March 31,
	2022	2021
Numerator:
Net loss	$(38,264)	$(26,561)
Less: Net loss attributable to redeemable non-controlling interest	(1,775)	—
Net loss attributable to Curaleaf Holdings, Inc. — basic and diluted	$(36,489)	$(26,561)
Denominator:
Weighted average SVS outstanding — basic and diluted	708,897,273	682,041,420
Loss per share — basic and diluted	$(0.05)	$(0.04)

The Company’s potentially dilutive securities, which include stock options to purchase shares of the Company, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to shareholders is the same. The Company excluded the following potential shares, presented based on amounts outstanding at each period end, from the computation of diluted loss per share attributable to Curaleaf, Inc. for the periods indicated because including them would have had an anti-dilutive effect:

	Three months ended March 31,
	2022	2021
Options to purchase SVS	25,233,763	24,816,600

During the period ended December 31, 2021, management discovered an error related to Select purchase price accounting, which resulted in a change in the EPS calculation for the period ended March 31, 2021. See further details regarding such restatement at Note 24 — Restatement.

Note 18 — Segment reporting

The Company operates in one segment; the cultivation, production, and sale of cannabis via retail and wholesale channels. As of and during the year ended December 31, 2021, the Company operated in two segments; Cannabis and Non-Cannabis. During the current period, the Company reevaluated the Company’s operating structure and determined that the Non-Cannabis segment is no longer a relevant or material portion of the Company’s business. For comparability purposes, total segment metrics in the prior year disclosures should be considered to be representative of the Company’s one segment presentation in the current period.

Note 19 — Commitments and contingencies

Indemnification agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners, and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and senior management team that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnification agreements. The Company does not believe that the outcome of any claims under indemnification arrangements will have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its Amended and Restated Interim Financial Statements.

Litigation

The Company is involved in claims or lawsuits that arise in the ordinary course of business. Accruals for claims or lawsuits are provided to the extent that losses are deemed both probable and estimable. Although the ultimate outcome of these claims or lawsuits cannot be ascertained, on the basis of present information and advice received from counsel, it is management’s opinion that the disposition or ultimate determination of such claims or lawsuits will not have a material adverse effect on the Company.

Among other legal disputes, the Company is currently, or was, involved in the following proceedings relating to material disputes:

Eagle Valley Holdings, LLC. On January 4, 2023, a Curaleaf subsidiary that purchased the Bloom assets in Arizona, filed suit against Eagle Valley Holdings, LLC, Q Business Consulting, LLC, LBSF, LLC, the sellers of the Bloom assets, and Edmond Vartughian, their designated representative, in Arizona Superior Court in Maricopa County, alleging breach of the contractual representations and warranties and fraudulent inducement of Curaleaf’s acquisition of the Bloom assets. The parties resolved the claims on March 21, 2023 and dismissed the suit. As part of the settlement agreement, the parties have agreed to reduce the future principal payments of the Bloom Notes (as hereinafter defined) by $10 million. The purchase price for Bloom was paid $69 million in cash on closing of the transaction, net of working capital adjustments, with the remaining approximately $160 million to be paid through the issuance of three promissory notes of $50 million, $50 million and $60 million due, respectively, on the first, second and third anniversary of closing of the transaction. Curaleaf has settled in full the $50 million note due January 2023 for $44 million and the principal of the $50 million note due January 2024 has been reduced by $4 million.

Sentia Wellness. On January 6, 2022, Measure 8 Ventures, LP, and other purchasers of debentures from Sentia Wellness, Inc. (“Sentia”), filed suit against Nitin Khanna and six other former officers, directors, and/or advisors of Sentia in the Circuit Court of the State of Oregon for Multnomah County alleging violations of Oregon securities law by making false and misleading statements and omissions to induce the plaintiffs to purchase over $74 million of debentures in Sentia. On May 16, 2022, the defendants filed their answer to the plaintiffs’ complaint along with affirmative defenses and various counter-claims against the plaintiffs as well as claims against third-parties Curaleaf Holdings, Inc., Cura Partners, Inc., and other individuals. The third-party claims include claims for unjust enrichment, breach of fiduciary duty, and tortious interference in connection with Curaleaf’s acquisition of Cura Partners, Inc. The third-party complaint also alleges claims against Curaleaf Holdings, Inc. and Cura Partners, Inc. for indemnification as well as reimbursement and advancement of attorneys’ fees and expenses under Oregon law and Cura Partners, Inc.’s bylaws. Nitin Khanna and the third-party plaintiffs seek actual damages in an amount of $515 million and other relief. However, Curaleaf Holdings, Inc. and Cura Partners, Inc. were not targeted by all of the third-party plaintiffs claims. On October 25, 2022, Nitin Khanna and the third-party plaintiffs filed a stipulation of dismissal which was subsequently signed by the judge and which dismissed without prejudice all of their claims against Curaleaf Holdings, Inc. and Cura Partners, Inc. Mr. Clateman and Mr. Martinez have moved to dismiss all claims against them; the court has not yet scheduled argument on that motion.

Connecticut Arbitration. Pursuant to the Second Amended and Restated Operating Agreement of Doubling Road Holdings, LLC, the holders (the “Holders”) of a majority of the Series A-2 Units of Doubling Road Holdings had the right (the “Put Right”) to require that PalliaTech CT, LLC or any of its affiliates purchase all of the Series A-2 Units in exchange for shares of PalliaTech, Inc. (now Curaleaf, Inc.), the parent of PalliaTech CT, pursuant to a defined “Buy-Out Exchange Ratio.” On October 25, 2018, the Holders, the Company, and others entered into a Stipulation of Settlement in order to resolve a dispute with respect to the applicable Buy-Out Exchange Ratio for the Put Right. The Stipulation of Settlement provided, among other things, that PalliaTech CT purchased the Holders’ interests in exchange for (1) a payment of $40.1 million; (2) 4,755,548 SVS; and (3) the potential for additional equity in the Company depending on the results of a “Settlement Second Appraisal.” Pursuant to the Settlement Second Appraisal, dated December 12, 2019, and the terms of the Stipulation of Settlement, the Holders received 2,016,859 additional SVS. On January 23, 2020, the Holders filed claims in arbitration including for fraudulent inducement and breach of contract, relating primarily to a lock-up agreement that the Holders signed in connection with the Stipulation of Settlement. The hearing of the case took place in April 2022 and on September 6, 2022, the arbitrator issued a Final Partial Award dismissing all of the DRH plaintiffs’ claims and awarding costs of the arbitration to Curaleaf. The arbitrator issued a final award of the costs to be paid by the DRH plaintiffs to Curaleaf, and the immaterial reimbursement was received in the fourth quarter of 2022.

Securities Class Action. On August 5, 2019, a purported class action was filed against the Company, Joseph Lusardi, Neil Davidson, and Jonathan Faucher (“Defendants”) in the U.S. District Court for the Eastern District of New York on behalf of persons or entities who purchased or otherwise acquired publicly traded securities of the Company from November 21, 2018 to July 22, 2019. On January 6, 2020, an Amended Class Action Complaint was filed against the Defendants. The Amended Class Action Complaint alleges that the Defendants made materially false and/or misleading statements regarding the Company’s CBD products based on a July 22, 2019 letter received from the U.S. Food and Drug Administration (“FDA Letter”). According to the Amended Class Action Complaint, the FDA Letter states that several of the CBD products sold on the Company’s website were “misbranded drugs” in violation of the Federal Food, Drug, and Cosmetic Act. The Amended Class Action Complaint asserts claims (1) against all Defendants for alleged violations of Section 10(b) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (2) against Lusardi, Davidson, and Faucher for alleged violations of Section 20(a) of the Exchange Act. On March 6, 2020, Defendants filed a motion to dismiss arguing that the Amended Class Action Complaint failed to allege (1) any false or misleading statement or omission, (2) scienter, (3) any domestic transactions, or (4) control person liability. On February 15, 2021, the Company’s motion to dismiss was granted with prejudice.

Taxes

The Company records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions, especially considering the complex tax laws and regulations for federal, state and foreign jurisdictions in which the Company operates. The Company has recorded tax benefits for those tax positions where it is more likely than not that a tax benefit will result upon ultimate settlement with a tax authority that has all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will result, no tax benefit has been recognized in the Amended and Restated Interim Financial Statements.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state and foreign jurisdictions, where applicable. The Company is currently under IRS examination for the tax years 2016, 2017, and 2018 and the Company’s subsidiary, Curaleaf North Shore, Inc. (formerly known as Alternative Therapies Group, Inc.) has filed a petition to Tax Court related to an IRS examination for 2018. As of March 31, 2022, there is reasonable possibility that the unrecognized tax benefits will change within 12 months due to expirations of statute of limitations or audit settlements.

The IRS has proposed adjustments relating to the Company’s treatment of certain expenses under Section 280E, however, the Company is defending its tax reporting positions before the IRS. The outcome of this audit remains unclear at this point. The Company also intends to litigate any further such challenges because it currently believes all of its other tax positions can be sustained under an IRS examination. The ultimate resolution of tax matters could have a material effect on the Company's Amended and Restated Interim Financial Statements. As the IRS interpretations on Section 280E continue to evolve, the impact of any such challenges cannot be reliably estimated. The Company's tax years are still open under statute from December 31, 2016, to the present.

Note 20 — Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

The EMMAC Transaction (see Note 4 — Acquisitions) constituted a related party transaction within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) as a result of Measure 8 Ventures Management, LLC, an investment management company controlled by Boris Jordan, the Executive Chairman and control person of the Company (including funds managed by such entity, “Measure 8”), having an interest in the EMMAC Transaction by way of a profit interest and a convertible debt instrument which converted into shares of EMMAC representing 8% of EMMAC equity at closing of the EMMAC Transaction. Mr. Jordan owns a minority interest in Measure 8 Management, LLC. The Company relied upon the exemptions provided under Sections 5.5(b) of MI 61-101 – Issuer Not Listed on Specified Markets and 5.7(1)(a) of MI 61-101 – Fair Market Value Not More the 25% of Market Capitalization from the requirements that the Company obtain a formal valuation of the EMMAC Transaction and that the EMMAC Transaction receive the approval of the minority shareholders of the Company.

The terms of the EMMAC Transaction and Curaleaf International Transaction were negotiated by management and advisors under guidance of, and unanimously recommended for approval by, a committee composed of members of the Board of Directors free from any conflict of interest with respect to the EMMAC Transaction and Curaleaf International Transaction (the “Special Committee”), all of which were independent members of the Board of Directors within the meaning of National Instrument 52-110 – Audit Committees. The Special Committee received a fairness opinion from the independent investment bank, Eight Capital, to the effect that, in its opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration paid by the Company as part of the EMMAC Transaction was fair, from a financial point of view, to the Company. The fee paid to Eight Capital in connection with the delivery of its fairness opinion was not contingent on the successful implementation of the EMMAC Transaction.

The Company incurred the following transactions with related parties during the three months ended March 31, 2022 and 2021.

	Related party transactions
	Three months ended March 31,		Balance receivable (payable) as of
Transaction	2022	2021	March 31, 2022	December 31, 2021
Consulting fees (1)	$542	$1,349	$—	$—
Travel and reimbursement (2)	297	—	—	—
Rent expense reimbursement (3)	(42)	(13)	—	—
Equipment purchases (4)	—	1,426	—	—
Senior Secured Notes - 2026 (5)	231	—	(10,000)	(10,000)
Promissory Note - 2024 (5)	—	325	—	—
	$1,028	$3,087	$(10,000)	$(10,000)

(1) Consulting fees relate to real estate management and general advisory services provided by (i) Frontline Real Estate Partners, LLC, a company controlled by Mitchell Kahn, a Board Member, and in which Matt Darin, Chief Executive Officer, has a minority interest, as well as (ii) Measure 8 Venture Management, LLC, an investment company controlled by Boris Jordan, Executive Chairman and control person of the Company (including funds managed by such entity, “Measure 8”). There are on-going contractual commitments related to these transactions. The total consulting fees paid to Measure 8 were immaterial and for the three months ended March 31, 2022 and for the three months ended March 3pectively. The total consulting fees paid to Frontline Real Estate Partners, LLC were immaterial for the three months ended March 31, 2022 and March 31, 2021, respectively.

(2) Travel and reimbursement relate to payments made to Measure 8 for reimbursements of certain expenses incurred. There are on-going contractual commitments related to these transactions

(3) The Company recognized a rent expense credit for a sublease between Curaleaf NY LLC and Measure 8 and rent expense for a lease between GR Companies, Inc. and FREP Elm Place II, LLC, a company owned in part by Mr. Kahn. Both arrangements represent on-going contractual commitments based on executed leases.

(4) The Company purchased hemp processing equipment from Sentia Wellness. Sentia Wellness is a Cannabidiol company that was formerly associated with Select, prior to the acquisition by Curaleaf. Mr. Jordan and Cameron Forni, former Select President, have interests in Sentia Wellness.

(5) Baldwin Holdings, LLC, in which Joseph F. Lusardi, the Company’s Executive Vice Chairman, owns a direct equity interest held $10 million of the total $475 million of Senior Secured Notes – 2026. The Company recognized interest expense related to the portion of the Senior Secured Notes - 2026 held by Baldwin Holdings, LLC. The Promissory Note – 2024 previously held by Baldwin Holdings, LLC, was exchanged for Senior Secured Notes – 2026 as part of the private placement of Senior Secured Notes – 2026 completed by the Company in December 2021. As a result of this exchange, the Company repaid the notes, including interest and prepayment penalty. For the three months ended March 31, 2022, the Company recognized interest expense under the Promissory Note – 2024. The Senior Secured Notes – 2026 held by Baldwin Holdings, LLC contain certain repayment and interest components that represent on-going contractual commitments with this related party.

Note 21 — Fair value measurements and financial risk management

The Company’s financial instruments consist of cash, restricted cash and cash equivalents, notes receivable, accounts payable, accrued expenses, long-term debt, and redeemable non-controlling interest contingency. The fair values of cash, restricted cash, notes receivable, accounts payable, and accrued expenses approximate their carrying values due to the relatively short-term to maturity. The Company’s long-term notes payable carrying value at the effective interest rate approximates fair value.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

The Company’s assets measured at fair value on a nonrecurring basis include investments, long-lived assets, indefinite-lived intangible assets and goodwill. The Company reviews the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable or at least annually for indefinite-lived intangible assets and goodwill. Any resulting asset impairment would require that the asset be recorded at its fair value. The resulting fair value measurements of the assets are considered to be Level 3 measurements.

There have been no transfers between fair value levels during the three months ended March 31, 2022 and the year ended December 31, 2021.

	Fair value measurements as of March 31, 2022 using:
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$242,598	$—	$—	$242,598
Contingent consideration liabilities	—	—	28,807	28,807
	$242,598	$—	$28,807	$271,405

	Fair value measurements as of December 31, 2021 using:
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$299,329	$—	$—	$299,329
Contingent consideration liabilities	—	—	37,994	37,994
	$299,329	$—	$37,994	$337,323

Level 1

Cash and cash equivalents, net accounts receivable, accounts payable and accrued liabilities, notes payable, investments, and other current assets and liabilities represent financial instruments for which the carrying amount approximates fair value.

Level 2

The fair value of deferred consideration relates to the Tryke acquisition as discussed above in Note 4 – Acquisitions. Consideration to be paid in cash on the first, second, and third anniversaries of the closing date was valued with a discount rate, consisting of the Company’s credit spread and a risk-free rate, of 18.2%, 18.0%, and 17.8% respectively. The liabilities will accrete in value until the payment due date with changes in the value recorded through interest expense within the Company’s Amended and Restated Condensed Interim Consolidated Statements of Operations. Additional deferred cash consideration relates to the pending litigation as discussed above in Note 4 — Acquisitions.

Level 3

The fair value of contingent consideration is based upon the following Level 3 inputs:

•	HMS – present value of the $2 million loan bearing an interest rate of 4.8% per annum discounted at 92.7%.
•	MEOT – present value of the potential cash earn-out of $2 million based upon MEOT’s achievement of certain earnings targets discounted at 4.22%.
•	EMMAC – present value of EMMAC’s achievement regulatory approval for recreational cannabis and meeting certain revenue targets in the U.K. market as discussed in Note 4 — Acquisitions. The following discount rates were utilized in the determination of the present value of the liabilities resulting in gain on revaluation of contingent consideration of $0.7 million for the three-months ended March 31, 2022.

◦	Regulatory approval for recreational cannabis – 1.8% 2021 and 11.6% 2022.
◦	Revenue targets in the U.K. market – 1.8% in 2021 and 11.2% in 2022.

•	Los Sueños – present value of Los Sueños’ achievement of enhanced tier licensing. Discount rates of 1.7% and 2.1%, for the first and second tranche of shares, respectively, were utilized in the determination of the present value of the liabilities resulting in a gain on revaluation of contingent consideration of $2.7 million for the three months ended March 31, 2022.
•	Sapphire – present value of Sapphire’s achievement of certain revenue, script, and active patient count milestones during 2022 as discussed in Note 4 — Acquisitions.

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s notes and accounts receivable. The maximum credit exposure at March 31, 2022 and 2021 is the carrying amount of cash and cash equivalents, accounts receivable and notes receivable. The Company does not have significant credit risk with respect to its customers. All cash and cash equivalents are placed with major U.S. financial institutions.

The Company provides credit to its wholesale and management services agreement (“MSA”) customers in the normal course of business and has established processes to mitigate credit risk. The amounts reported in the Amended and Restated Condensed Interim Consolidated Balance Sheets are net of allowances for credit losses, estimated by the Company’s management based on prior experience and its assessment of the current economic environment. The Company reviews its trade receivable accounts regularly and reduces amounts to their expected realizable values by adjusting the allowance credit losses when management determines that the account may not be fully collectible. The Company applies ASC 310 – Receivables for the measurement of expected credit losses, which uses an expected loss allowance model for all trade receivables. The Company has not adopted standardized credit policies, but rather assesses credit on a customer-by-customer basis in an effort to minimize those risks.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due.

In December 2021, the Company closed a private placement of Senior Secured Notes - 2026, for aggregate gross proceeds of $475 million to the Company. The notes bear interest on the unpaid principal amount at a rate of 8% per annum, compounded semi-annually and payable in arrears on June 15th and December 15th of each year during the term of the notes; the first of which will be June 15, 2022. The Note Indenture governing the Senior Secured Notes - 2026 contains numerous positive and negative covenants of the Company. If the Company breaches a covenant under the Note Indenture, the trustee may, under certain circumstances, accelerate the maturity of the principal amount outstanding or realize on the collateral granted by the Company over its assets. A breach of covenant under the Note Indenture could have a material adverse impact on the Company’s financial position.

In connection with the Bloom acquisition, the Company issued secured promissory notes to the former Bloom owners in the aggregate of $160 million, which mature over three years. The first and second set of notes each total $50 million and mature in January 2023 and 2024; each bear interest at the rate of 6% per annum and interest payments are due quarterly.

The final set of promissory notes are convertible promissory notes with a principal amount totaling $60 million, which mature in January 2025 and bear interest at a rate of 4% per annum. Interest payments are not required until maturity, when all principal and accrued interest will be due. At the option of the sellers of Bloom, the third set of promissory notes may be paid by the Company issuing SVS at maturity. All three notes may be prepaid without penalty.

In addition to the commitments outlined in Note 11 — Notes payable and Note 19 — Commitments and contingencies, the Company has the following gross remaining contractual obligations:

	< 1 Year	1 to 3 Years	Total
For the period ended March 31, 2022:
Accounts payable	$69,880	$—	$69,880
Accrued expenses	95,074	—	95,074
Other current liabilities	12,229	—	12,229
Contingent consideration liability	28,807	—	28,807
Other long-term liability	—	85,573	85,573
	$205,990	$85,573	$291,563

	< 1 Year	1 to 3 Years	Total
For the period ended December 31, 2021:
Accounts payable	$26,751	$—	$26,751
Accrued expenses	86,966	—	86,966
Other current liabilities	12,168	—	12,168
Contingent consideration liability	9,155	28,839	37,994
Other long-term liability	—	50,429	50,429
	$135,040	$79,268	$214,308

The Company is monitoring the impacts of COVID-19 closely, and although liquidity has not been materially affected by the COVID-19 outbreak to date, the ultimate severity of the outbreak and its potential future impact on the economic environment is uncertain. Given the current uncertainty of the future economic environment, the Company has taken additional measures in monitoring and deploying its capital to minimize the negative impact on liquidity. For more information, see Note 2 — Basis of presentation, “COVID-19 estimation uncertainty”.

Currency Risk

The operating results and financial position of the Company are reported in U.S. dollars. Some of the Company’s financial transactions have been and may be denominated in currencies other than the U.S. dollar. The results of the Company’s operations are subject to currency transaction and translation risks.

As of March 31, 2022 and 2021, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company’s notes receivable and financial debts have fixed rates of interest and are carried at amortized cost. The Company does not account for any fixed-rate financial assets or financial liabilities at fair value, therefore, a change in interest rates at the reporting date would not affect profit or loss.

Capital Management

The Company’s objectives when managing capital are to ensure that there are adequate capital resources to safeguard the Company’s ability to continue as a going concern and maintain adequate levels of funding to support its ongoing operations and development such that it can continue to provide returns to shareholders and benefits for other stakeholders.

The capital structure of the Company consists of items included in shareholders’ equity and debt, net of cash and cash equivalents. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the Company’s underlying assets. The Company plans to use existing funds, as well as funds from the future sale of products to fund operations and expansion activities.

Note 22 — Variable interest entities

The following tables presents the summarized financial information about the Company’s consolidated VIEs which are included in the Amended and Restated Condensed Interim Consolidated Balance Sheets as of March 31, 2022 and 2021 and in the Amended and Restated Condensed Interim Consolidated Statements of Operations for the three months ended March 31, 2022 and 2021. All of these entities were determined to be VIEs as the Company possesses the power to direct activities through MSAs or financing arrangements.

The following table presents summarized financial information about the Company’s VIEs as of March 31, 2022 and December 31, 2021:

	As of
	March 31, 2022			December 31, 2021
	Primary Organic Therapy, Inc.	Remedy Compassion Center, Inc.	Other VIEs	Primary Organic Therapy, Inc.	Remedy Compassion Center, Inc.	Other VIEs
Included in Amended and Restated Condensed Interim Consolidated Balance Sheets:
Current assets	$32,519	$15,507	$3,334	$24,768	$12,900	$2,991
Non-current assets	32,938	6,525	7,818	31,526	7,113	10,403
Current liabilities	51,307	22,363	7,168	45,710	18,876	6,631
Non-current liabilities	4,420	775	2,104	4,162	1,277	4,239
Equity attributable to Curaleaf Holdings, Inc.	9,730	(1,105)	1,880	6,423	(140)	2,523

The following table presents summarized financial information about the Company’s VIEs for the three months ended March 31, 2022 and 2021:

	Three months ended March 31,
	2022			2021
	Primary Organic Therapy, Inc.	Remedy Compassion Center, Inc.	Other VIEs	Primary Organic Therapy, Inc.	Remedy Compassion Center, Inc.	Other VIEs
Included in Amended and Restated Condensed Interim Consolidated Statements of Operations:
Revenues	$3,536	$2,122	$452	$1,648	$17,099	$—
Net loss	1,097	(1,013)	(367)	52	7,999	—
Less: Net loss attributable to non-controlling interest	—	—	—	—	—	—
Net loss attributable to Curaleaf Holdings, Inc.	1,097	(1,013)	(367)	52	7,999	—

Other Non-material VIEs

As of March 31, 2022 and December 31, 2021, the VIE included in the Other VIEs is CLF MD Processing, LLC.

Note 23 — Revenue disaggregation

The following table presents the disaggregation of total revenue for the three months ended March 31, 2022 and 2021:

	Three months ended March 31,
	2022	2021
Revenues:
Retail revenue	$226,109	$187,677
Wholesale revenue	83,008	72,206
Other	1,253	437
Total revenue	$310,370	$260,320

Note 24 — Restatement

Select Acquisition

During the period ended December 31, 2021, management discovered an error related to purchase accounting that was identified subsequent to the measurement period for the Select acquisition. The Company purchased Select for its brand recognition in order to position the Company for its next phase of growth in the wholesale and recreational cannabis markets. Management determined that the Company’s initial identification and measurement of licenses and service agreements as the primary intangible assets acquired was not reflective of the purpose of the acquisition, and therefore updated purchase accounting to reflect the Select tradename as the primary asset acquired. The restatement resulted in an overall decrease in the value of intangible assets identified, which in turn also resulted in a decrease in the related deferred tax liability and amortization expense. The reduction in the consideration transferred allocated to intangible assets and deferred tax liability resulted in a net increase to goodwill, while the decrease in amortization expense increased pre-tax book income which resulted in an increase in tax expense (see adjustments below). As the discovery was made outside of the acquisition measurement period, in accordance with ASC 805, the Company considered this change as an error related to the allocation of purchase consideration, and retrospectively updated purchase accounting to identify, distinguish, and revalue the separately identifiable intangible assets acquired in accordance with ASC 805.

Adjustments have been retrospectively made to the comparative period for the three months ended March 31, 2021. The financial statements for the periods as of and ended between March 31, 2020 and September 30, 2021 were not adjusted and refiled at the time of discovery of the error, rather the comparative period as of and for the year ended December 31, 2020 was corrected with the filing of the Annual Financial Statements for the period ending December 31, 2021 filed on March 7, 2022 and available under the Company’s profile at www.sedar.com. The comparative period as of and for the three months ending March 31, 2021 has been corrected herein, and the period as of and for the three months ending March 31, 2021 was corrected with the Amended and Restated Interim Financial Statements for the period such ended filed on May 7, 2022 and available under the Company’s profile at www.sedar.com. The period as of and ending September 30, 2021 will be corrected with the filing of the applicable 2022 Amended and Restated Interim Financial Statements.

The effects of the immaterial restatement on the Amended and Restated Interim Financial Statements for the three months ended March 31, 2021 are summarized below:

Amended and Restated Condensed Interim Consolidated Statements of Operations – 2021 Restatement

	Three months ended March 31,
	2021	Adjustments	2021
Revenues:
Retail and wholesale revenues	$259,883	$—	$259,883
Management fee income	437	—	437
Total revenues	260,320	—	260,320
Cost of goods sold	132,866	—	132,866
Gross profit	127,454	—	127,454
Operating expenses:
Selling, general and administrative	83,759	—	83,759
Share-based compensation	5,748	—	5,748
Depreciation and amortization	19,693	(2,393)	17,300
Total operating expenses	109,200	(2,393)	106,807
Income from operations	18,254	2,393	20,647
Other income (expense):
Interest income	88	—	88
Interest expense	(11,903)	—	(11,903)
Interest expense related to lease liabilities	(6,232)	—	(6,232)
Loss on impairment	—	—	—
Other income (expense), net	(299)	—	(299)
Total other expense, net	(18,346)	—	(18,346)
(Loss) income before provision for income taxes	(92)	2,393	2,301
Income tax expense	(28,862)	—	(28,862)
Net loss	(28,954)	2,393	(26,561)
Less: Net loss attributable to non-controlling interest	—	—	—
Net loss attributable to Curaleaf Holdings, Inc.	$(28,954)	$2,393	$(26,561)

Loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.04)	$—	$(0.04)
Weighted average common shares outstanding – basic and diluted	682,041,420	—	682,041,420

Amended and Restated Condensed Interim Consolidated Statements of Cash Flows – 2021 Restatement

	Three months ended March 31,
	2021	Adjustments	2021
Cash flows from operating activities:
Net Loss	$(28,954)	$2,393	$(26,561)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	27,403	(2,393)	25,010
Share-based compensation	5,748	—	5,748
Non-cash interest expense	846	—	846
Amortization of operating lease right-of-use assets	2,868	—	2,868
Loss on sale or retirement of asset	729	—	729
Deferred taxes	(7,471)	—	(7,471)
Changes in assets and liabilities:
Receivables	(3,881)	—	(3,881)
Inventories	(28,277)	—	(28,277)
Prepaid expenses and other current assets	(15,862)	—	(15,862)
Other assets	5,990	—	5,990
Accounts payable	1,895	—	1,895
Income taxes payable	33,077	—	33,077
Operating lease liabilities	(2,666)	—	(2,666)
Accrued expenses	(1,060)	—	(1,060)
Net cash provided by (used in) operating activities	(9,615)	—	(9,615)

Cash flows from investing activities:		—
Purchase of property, plant and equipment, net	(31,425)	—	(31,425)
Amounts advanced for notes receivable	(4)	—	(4)
Net cash used in investing activities	(31,429)	—	(31,429)

Cash flows from financing activities:
Proceeds from financing agreement	49,930	—	49,930
Minority interest investment in Curaleaf International	—	—	—
Debt issuance costs	(681)	—	(681)
Proceeds from financing transactions	2,419	—	2,419
Lease liability payments	(974)	—	(974)
Principal payments on notes payable and financing liabilities	(3,625)	—	(3,625)
Remittances of statutory withholdings on share-based payment awards	(7,172)	—	(7,172)
Exercise of stock options	1,627	—	1,627
Issuance of common shares, net of issuance costs	240,569	—	240,569
Net cash (used in) provided by financing activities	282,093	—	282,093

Net (decrease) increase in cash	241,049	—	241,049
Cash beginning balance	73,542	—	73,542
Cash and cash equivalents	$314,591	$—	$314,591

Number of Share Options & RSUs

During the period ended December 31, 2021, management determined that prior period financial statements needed to be restated to correct an error related to disclosures around the number of share options and RSUs forfeited, expired, and outstanding as of June 30, 2021.

Adjustments have been retrospectively made to the comparative period as of and for the three months ended March 31, 2021, to reflect mandatory disclosures associated with the reconciliation of share options and RSUs. Refer to Note 14 — Share-based payment arrangements of these Amended and Restated Interim Financial Statements for disclosures that reflect these adjustments. The correction of this error did not result in any changes to the Company’s Amended and Restated Condensed Interim Consolidated Balance Sheets, Amended and Restated Condensed Interim Consolidated Statements of Operations, or Amended and Restated Condensed Interim Consolidated Statements of Cash Flows.

Note 25 — Subsequent events

On April 10, 2023, the Company completed the acquisition of Deseret Wellness, the largest cannabis retail operator in Utah, in a cash and stock transaction valued at approximately $20 million. The issuance of the SVS to be issued in consideration for the acquisition will only occur, and will only be priced, ten trading days following the release of the Company’s annual financial statements for the year ended December 31, 2022, subject to compliance with securities laws.

On April 13, 2023, the Board of the New Jersey Cannabis Regulatory Commission (the “CRC Board”), at its regularly scheduled meeting, failed to renew the Company’s cannabis adult use licenses for cultivation and processing as well as two of its three dispensaries in the State (the CRC Board’s failure to renew did not affect the Company’s medical cannabis licenses), despite the conclusion by the CRC director and staff that Curaleaf had met the conditions for license renewal and their recommendation for renewal. The Company appealed this decision on April 14, 2023 and, on April 17, 2023, after a required 48-hour waiting period, filed with the NJ Court for an injunction to maintain its licenses. The same day, prior to the review of the application for an injunction by the court, the CRC Board held an emergency meeting that resulted in the renewal of the Company’s licenses, subject to certain conditions. If the CRC Board determines that Curaleaf has failed to satisfy these conditions, the CRC Board may, subject to normal due process, issue any penalties allowable under applicable regulations, which may include fines or the revocation of the renewed licenses. For additional information, please refer to the material change report dated April 22, 2023, a copy of which is available on SEDAR (www.sedar.com) under the Company’s profile.

On January 26, 2023, the Company announced its planned closure of a majority of its operations in California, Colorado and Oregon, as well as the consolidation of its cultivation and processing operations in Massachusetts to a single facility in Webster, resulting in the closure of its Amesbury facility. These planned closures represent a strategic shift in the Company’s operations that is anticipated to have a major effect on the Company’s operations and financial results. The financial effect of these closures is not readily known at the time of this filing. The planned closures of these operations did not meet the ASC 205 held for sale criteria as of the balance sheet date, accordingly these entities were not classified as held for sale or discontinued operations as of December 31, 2022.

See Note 4 — Acquisitions for information regarding the Tryke acquisition and the acquisition of Deseret Wellness LLC, Note 6 — Assets and liabilities held for sale for information regarding the exercise of the option for the Illinois Exit Payment by the former owners of Grassroots, and information related to the settlement of the Eagle Valley Holdings, LLC lawsuit at Note 19 — Commitments and contingencies.